Responsibly Strengthening Our Global Leadership

Colgate-Palmolive Company 2003 Annual Report

PE
12-31-03


高露洁
钙+矿物质
MFP2 双氟+钙牙膏
Колгейт
Микрочастицы кальция и активный фтор
с фтором
Colgate
Micro Partículas de Cálcio e Flúor Ativo
Creme Dental com Flúor
90g
Máxima Proteção Anticáries
Menta Refrescante

Sharp Focus, Record Results

(Dollars in Millions Except Per Share Amounts)	2003	2002	Change
Unit Volume			+3.5%
Worldwide Sales	$9,903.4	$9,294.3	+6.5%
Gross Profit Margin	55.0%	54.6%	+40 basis points
Operating Profit	$2,166.0	$2,013.1	+8%
Operating Profit Margin	21.9%	21.7%	+20 basis points
Net Income	$1,421.3	$1,288.3	+10%
Percent to Sales	14.4%	13.9%	+50 basis points
Earnings Per Share, Diluted	$ 2.46	$ 2.19	+12%
Dividends Paid Per Share	$ .90	$ .72	+25%
Operating Cash Flow	$1,767.7	$1,611.2	+10%
Percent to Sales	17.8%	17.3%	+50 basis points
Return on Capital	38.0%	34.6%	+340 basis points
Number of Registered Common Shareholders	37,700	38,800	–3%
Number of Common Shares Outstanding (in millions)	534	536	—
Year-end Stock Price	$ 50.05	$ 52.43	–5%

- Every operating division participated in the healthy 3.5% unit volume growth.
- Worldwide sales rose 6.5%, the fastest growth rate in eight years.
- Colgate achieved its eighth consecutive year of double-digit earnings per share growth.
- Operating cash flow grew 10% to another all-time record level of $1,768 million for the year.
- All key profitability indicators set new records: sales, gross profit margin, operating profit, operating profit margin, net income and return on capital.
- The quarterly dividend rate was increased by 33% in 2003.

About Colgate

Colgate-Palmolive is a $9.9 billion global company serving people in more than 200 countries and territories with consumer products that make lives healthier and more enjoyable. The Company focuses on strong global brands in its core businesses — Oral Care, Personal Care, Household Surface Care, Fabric Care and Pet Nutrition. Colgate is delivering strong global growth by following a tightly defined strategy to increase market leadership positions for key products, such as toothpaste, toothbrushes, bar and liquid soaps, deodorants/antiperspirants, dishwashing detergents, household cleaners, fabric conditioners and specialty pet food.

Contents

Growth Highlights of Five Divisions (% of sales)



24%
22%
23%
18%
13%

Colgate-North America

- Unit volume increased 0.5% on top of a very strong performance in 2002.
- Colgate continued its Number One position in the U.S. toothpaste market.
- Sales and operating profit declined 1.0% and 5%, respectively, against record sales and operating profit in 2002 driven by the launch of Colgate Simply White gel.

Colgate-Latin America

- Unit volume grew 4.0%.
- Sales and operating profit declined 1.0% and 5%, respectively, due to local currency weaknesses.
- Growth was boosted by an array of new products, including Colgate Total Plus Whitening toothpaste and Palmolive Caprice specialty shampoos.

Colgate-Europe

- Unit volume grew 3.0%.
- Sales increased 16.0% and operating profit increased 19% reflecting increased profitability for the division as well as favorable foreign exchange.
- The success of Colgate Sensitive toothpaste helped drive record toothpaste shares in the United Kingdom, Portugal, Greece and Norway.

Colgate-Asia/Africa

- Delivered strong 7.5% unit volume growth in 2003.
- Sales and operating profit grew 13.5% and 21%, respectively, reflecting improved profitability combined with strengthened local currencies.
- Colgate's strong leadership in toothpaste continued in China with its market share at 31.7% for the year, nearly 14 full share points ahead of the Number Two competitor in that country.

Hill's Pet Nutrition

- World leader in specialty pet food, Hill's increased unit volume 4.5% in 2003.
- Sales and operating profit increased 11.0% and 17%, respectively.
- New products, including Science Diet Advanced Protection in the U.S., veterinary endorsements and effective merchandising strategies are driving growth at Hill's.

Responsibly Strengthening Our Global Leadership Through...



Innovative Products page 6

A cornerstone of Colgate's growth strategy, innovative products are developed in high-margin core categories to appeal to consumers across broad geographic regions. The products are launched rapidly after thorough testing to assure that they meet the Company's highest quality standards.

Creative Marketing page 10

By expanding global equities into related categories and capitalizing on the latest consumer trends, Colgate is meeting fast-changing consumer needs with relevant products. New product benefits are communicated to consumers around the world in informative, appealing and innovative ways while adhering to the Company's global advertising standards.

Advanced Technology page 12

Technology is an integral part of everything that happens at Colgate. Activities that only a few years ago would take days or even months are now completed in hours using leading-edge information systems, automated research techniques, and online tools for purchasing, project management, career development and a host of other transactions.

Greater Efficiency page 14

Colgate's progress in becoming more efficient is leading to greater profitability while also benefiting our communities. Global formulas, packaging standardization and faster manufacturing lines are resulting in lower usage rates for the raw materials and natural resources used to manufacture Colgate's products and packaging.

Valued Relationships page 16

Colgate's business success is built on valued relationships with employees, business partners, the dental profession and the communities in which we live and work. We are dedicated to ensuring that these relationships always reflect the utmost respect.

Dear Colgate Shareholder:

Another Year of Double-Digit Earnings Per Share Growth


"Colgate's culture is firmly grounded in trust and integrity. Building this foundation has been a key driver of Colgate's strong results. We will continue to incorporate our global values of Caring, Global Teamwork and Continuous Improvement along with a deep respect for people and the communities where they live as we pursue our business objectives worldwide."

Reuben Mark


"Colgate people are committed to strengthening Colgate's leadership in every aspect of our business. We remain focused on increasing our overall supply chain efficiency and are utilizing advanced technology to better manage a complex global business. These efforts should continue to fund accelerated brand-building activities that help drive our growth worldwide."

Bill Shanahan

Q. Please comment on the Company's 2003 global business results.

A. Reuben Mark: Colgate's strong performance continued in 2003 with worldwide dollar sales rising 6.5% to an all-time record $9.9 billion. Also reaching record highs were operating profit, gross profit margin and net profit margin. This is Colgate's eighth consecutive year of double-digit earnings per share growth.

We were pleased to end the year with better-than-expected results in Latin America and strong results in Europe, Asia and Hill's. These offset anticipated difficult comparisons in the North American market, related to the highly competitive tooth whitening category. Cash flow also exceeded expectations, with operating cash flow achieving an all-time record level for the year. Colgate's strong cash generation and growing profitability led our Board of Directors to authorize a 33% increase in the quarterly dividend rate effective in the second quarter of 2003.

Q. Speeding innovative new products to market around the world has been key to Colgate's success. How will the fast pace of innovation continue?

A. Bill Shanahan: In 2003, sales of new products were strong in every region, with approximately 40% coming from new products introduced in the past five years, up from 25% a decade ago. We now have Category Innovation Centers in all major regions enabling collaboration across geographies on global new product launches, and we conduct interviews with over a million consumers annually in more than 30 countries to learn about their needs, habits and product usage. Staying close to the marketplace and consumers focuses our new product development work, making research and development spending more efficient. We are especially encouraged that Colgate's spending on research and development has increased in each of the last five years and is budgeted to increase even further in 2004.

Q. What is Colgate's philosophy towards acquisitions?

A. Reuben Mark: As part of our fundamental global growth strategy, Colgate is open to acquisitions if the opportunity and the price are right. Colgate has a formal evaluation process that includes a thorough business and financial analysis of any prospective acquisition to assure strong synergies with Colgate and proper valuation. In late 2003, we announced an agreement to acquire GABA Holding AG, a leading European toothpaste company. Consistent with our global strategy of extreme focus and investment in our high-margin, fast-growing oral and personal care businesses, GABA is a terrific example of a strategic acquisition that will strengthen our oral care business in Europe, where Colgate is already the market leader in toothpaste.

Q. Will Colgate's advertising investment grow in 2004? How is ad content monitored?

A. Bill Shanahan: We are committed to supporting our new products and existing brands with increasing levels of commercial investment, which rose significantly in 2003 and should rise again in 2004. Advertising and consumer promotion are important business-building activities at Colgate, funded from ongoing cost-savings programs. To assure that our advertising reflects Colgate's reputation for quality products and business integrity, we have established global standards for content and media placement. All of our advertising follows these guidelines that set forth what is honest and fair and defines acceptable, appropriate media environments.

Q. How is Colgate benefiting from its use of advanced technology such as SAP?

A. Bill Shanahan: New technology, such as SAP, has given Colgate a competitive advantage. We have been a leader in using SAP software to drive business efficiency and to make more information-based decisions in real time. Now we are starting to achieve savings from a second generation of applications that capitalize on SAP's capabilities outside the supply chain, in areas such as marketing, customer service, demand forecasting, human resources and others.

Additionally, we are benefiting more and more from the Internet, using it for everything from an advertising medium that better targets consumers to eTeamRooms that enable cross-functional, cross-border project collaboration among Colgate employees worldwide.


SCIENCE DIET
nature's best
Palmolive
AROMA THERAPY
Colgate
Total
Suavitel
Lady Speed Stick
Aloe

Q. Year after year Colgate's improvement in gross profit margin has helped fund growth initiatives and increase operating profits. Can this trend continue?

A. Reuben Mark: Opportunities for savings are unending, not only from new developments in technology coming every day but also from ever-improving ways of doing business. There are still savings to be achieved as we continue to consolidate manufacturing and distribution, automate and build new plants to serve broad geographic regions, and standardize our formulas and packaging. Additionally, we continue to work closely with our business partners, such as SAP, IBM and our fragrance suppliers, to find more efficient ways of doing business together. Extreme focus on our global strategy to invest behind our high-margin, fast-growing oral care, personal care and pet nutrition businesses should also contribute to increasing Colgate's gross profit margin even further.

(continued on page 4)

Earnings Per Share

Diluted earnings per share increased 12% to $2.46 in 2003, the Company's eighth consecutive year of double-digit EPS growth.


1.47
1.70
1.89
2.19
2.46
$2.50
2.00
1.50
1.00
.50
0
'99 '00 '01 '02 '03

Gross Profit Margin (% of sales)

In 2003, gross profit margin improved by 40 basis points to 55.0%.


52.1
52.7
53.4
54.6
55.0
55%
53
51
49
47
0
'99 '00 '01 '02 '03

Operating Profit ($ billions)

Operating profit increased 8% to a record $2.2 billion in 2003.


1.57
1.74
1.83
2.03
2.17
$2.5
2.0
1.5
1.0
.5
0
'99 '00 '01 '02 '03

Net Income ($ billions)

In 2003, net income increased 10% to a record $1.4 billion.


.94
1.06
1.15
1.29
1.42
$1.5
1.2
.9
.6
.3
0
'99 '00 '01 '02 '03

Improved Operating Profit Margin (Operating profit % of sales)

Operating profit margin increased 20 basis points in 2003 to a record 21.9%.



25%
20
15
10
5
0
17.8
19.3
20.2
21.7
21.9
'99
'00
'01
'02
'03

Increased Net Profit Margin
(Net income % of sales)

Net profit margin increased by 50 basis points to an all-time high of 14.4%, driven by strong top-line growth and greater operating efficiencies.



15%
12
9
6
3
0
10.6
11.8
12.6
13.9
14.4
'99
'00
'01
'02
'03

Growing Cash Flow from Operations
(Cash flow from operations, $ billions)

Colgate's improved profitability helped increase cash flow from operations to a record $1.8 billion in 2003.



$2.0
1.6
1.2
.8
.4
0
1.3
1.5
1.5
1.6
1.8
'99
'00
'01
'02
'03

High Return on Capital
(Return on capital)

Return on capital set a new record at 38.0%, up 340 basis points from 2002.



40%
32
24
16
8
0
22.8
26.4
29.7
34.6
38.0
'99
'00
'01
'02
'03

Dear Colgate Shareholder (continued)

Q. Amid a heightened competitive environment in the U.S., what is the outlook for Colgate's North American business?

A. Bill Shanahan: Colgate's leadership of the U.S. toothpaste market continued in 2003 with a full-year national ACNielsen market share of 34.2%. Although Colgate's toothpaste market share in the U.S. declined briefly late in the fourth quarter, it has since returned to previous high levels, reaching 35.7% mid-way through first quarter 2004. As we enter 2004, we are encouraged by our continuing stream of innovative new products and have budgeted a significant increase in advertising and commercial spending behind both new and existing products. This increased support coupled with the strength of our very healthy core businesses in North America bodes well that we will continue to meet competitive challenges in the U.S. and should deliver profitable growth in North America once again in 2004.

Q. How is the Company developing its people to ensure that a strong management team is in place for the future?

A. Reuben Mark: Colgate has a formal Global Succession Planning Process that identifies next-generation leaders early in their careers. Recommended by their functional managers, future leaders are brought to the attention of senior management to ensure that they gain diverse in-market experience across geographies and functions. All senior managers are extremely knowledgeable about Colgate's culture, practices and policies, and are truly committed to the long-term success of Colgate and its future leaders.

Q. Colgate has been cited for its excellence in corporate governance by several external organizations. What is driving this?

A. Reuben Mark: We firmly believe that good corporate governance follows good culture, which leads to good business results and value creation. In fact, corporate governance is an excellent indicator of corporate health overall. Thus, Colgate's establishment of a corporate culture built on strong values, ethics and best practices simply makes good business sense. In establishing our culture, we are guided by sound principles of good corporate governance including having an independent board of directors to promote integrity and accountability. Directors have direct access to management and are paid primarily in Colgate stock. External organizations have recognized these efforts.

Q. Please comment on the Company's prospects for 2004.

A. Reuben Mark: With a strong and experienced management team, established global processes and dedicated employees, we are confident that Colgate is well positioned for continued success. Although we face competitive and economic challenges in certain areas of the world, we are committed to emerging stronger than before, as we have in the past. We remain extremely focused on growing our high-margin oral care, personal care and pet nutrition businesses, and our strict focus on removing costs from the supply chain and reducing overhead continues to provide funding for a multitude of growth-building initiatives. Because of this, we are optimistic that we will deliver another year of record results in 2004.

Thank you,

Reuben Mark
Chairman and Chief Executive Officer

William S. Shanahan
President

Colgate's Corporate Governance Commitment

Governance is an ongoing commitment shared by our Board of Directors, our management and all other Colgate people. At Colgate, we believe strongly that good corporate governance accompanies and greatly aids our long-term business success. This success has been the direct result of Colgate's key business strategies, including its focus on core product categories and global brands, people development programs emphasizing "pay for performance" and the highest business standards. Colgate's Board has been at the center of these key strategies, helping to design and implement them, and seeing that they guide the Company's operations.

Our Board of Directors is independent, experienced and diverse.

The Board believes that an independent director should be free of any relationship with Colgate or its senior management that may in fact or appearance impair the director's ability to make independent judgments, and has recently adopted strict new independence standards based on this principle. Since 1989, Colgate's Board of Directors has consisted entirely of outside independent directors, with the exception of the CEO. As its present directors exemplify, Colgate also values experience in business, education and public service fields, international experience, educational achievement, strong moral and ethical character and diversity. See page 48 for biographical information on each of our directors.

Our Board focuses on key business priorities and leadership development.

The Board plays a major role in developing Colgate's business strategy. It reviews the Company's strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. The Board also has extensive involvement in succession planning and people development with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments.

Open communication between and among directors and management fosters effective oversight.

Both inside and outside the boardroom, Colgate's directors have frequent and direct contact with Colgate's management. Key senior managers regularly join the directors during Board meetings and more informal settings, and together they actively participate in candid discussions of various business issues. Between scheduled Board meetings, directors are invited to, and often do, contact senior managers with questions and suggestions. Communication among the directors is enhanced by the relatively small size of Colgate's Board, which fosters openness and active discussion, and by regular meetings of the independent directors without the CEO present.

Established policies guide governance and business integrity.

First formalized in 1996, Colgate's "Guidelines on Significant Corporate Governance Issues" are reviewed annually to ensure that they are state-of-the-art. Formal charters define the duties of each Board committee and guide their execution. Colgate's Corporate Governance Guidelines are included in our 2004 Proxy Statement and all Committee Charters are available on our website at www.colgate.com. Additionally, the Board sponsors the Company's Code of Conduct and Business Practices Guidelines, which promote the highest ethical standards in all of the Company's business dealings.

The Board plays an active role overseeing the integrity of the financial statements of the Company.

The Board is committed to the quality, integrity and transparency of Colgate's financial reports. This commitment is reflected in Colgate's long-standing policies and procedures, including an internal audit group monitoring financial controls worldwide, independent auditors who have a broad mandate and an independent Audit Committee overseeing these areas.

Good governance is the responsibility of all Colgate people.

Colgate people worldwide are committed to living our global values of Caring, Global Teamwork and Continuous Improvement in all aspects of our business. By managing with respect, Colgate people create an environment of open communication, teamwork and personal responsibility. A constant dedication to good governance shapes our Colgate culture and ultimately leads to good business results.

Good governance thrives from continuous improvement.

The Board has established a formal procedure to evaluate its overall performance against criteria that the Board has determined are important to its success. These criteria include financial oversight, succession planning, compensation, corporate governance, strategic planning and Board structure and role. The Board then reviews the results of the evaluation and identifies steps to enhance its performance. During the past year, the Board's committees also conducted self-evaluations, examining their overall performance against their Committee Charters and instituting new practices to strengthen their effectiveness.

Innovative Products

Innovation is woven into the fabric of Colgate. Nowhere are the results more evident than in the continuous stream of new products launched year after year.


United States
Simply White
Colgate

Colgate scientists worked hand in hand with packaging engineers to offer consumers superior tooth whitening benefits in toothpaste form. Colgate Simply White toothpaste provides the enhanced whitening benefits consumers want without requiring a change in their daily routine. Pictured above are Colgate scientists Nagaraj Dixit and Ami Bhatt.

Unique Technology Delivering Advanced Whitening Benefits


NET WT 4.0 OZ (113 g)

Colgate's strategy of developing and launching innovative new products globally continues to strengthen the Company's market leadership positions around the world and led to new top rankings in core categories in many countries.

From Europe, where the success of Palmolive Aromatherapy shower gel drove record shares for that category in France and Russia, to the Philippines, where Colgate became Number One in manual toothbrushes, by increasing its market share in that category by more than 50% in less than one year, to South Africa, where Colgate recorded its highest toothpaste share in more than a decade, innovative new products are fueling growth worldwide.

Fostered in many ways, innovation is key to providing Colgate's constant stream of inventive products. Idea generation emanates from a variety of sources spanning science and technology, trend analysis, talking to consumers, pure imagination and shrewd insight. Colgate technology centers and global innovation centers located in each of the major geographic regions work together to shape ideas into products that meet today's consumers' needs.

Continuing to strengthen its worldwide leadership in oral care, Colgate has been at the forefront of meeting consumer desires for whiter teeth. Most recent examples are the launch of Colgate Simply White toothpaste in the U.S. and Colgate Whitening toothbrush, now available in more than 20 countries. Its patented formula enables Colgate Simply White toothpaste to go beneath the tooth surface to whiten deeper, removing stains that are actually embedded inside the teeth as well as removing surface stains while also protecting against cavities and tartar. Colgate Whitening toothbrush, with specially designed bristles to reach deep between teeth and soft polishers that delicately polish teeth to help reveal their natural whiteness, joins a growing list of premium manual toothbrushes that are building Colgate's market shares in this category worldwide and adding new Number One positions, now held in 29 countries.

Innovation is also behind Colgate Massager toothbrush, which has soft rubber outer bristles and a flexible head so it cleans deeply between teeth and gently massages gums. This uniquely designed toothbrush has contributed to Colgate gaining market leadership in Portugal and reaching an all-time high manual toothbrush share in Italy. France, Sweden and Denmark are also showing strong share growth in this category.

Capitalizing on the explosive trend of consumers incorporating relaxing spa treatments into their lifestyles for better

(continued on page 8)


France


How It Works
Soupline Hearts
Traditional Fabric Conditioner
Goes in at start of wash
Goes in during rinse cycle

Breakthrough Innovation Bringing Convenience to Consumers

Soupline Hearts go in at the start of the wash, conditioning and fragrancing throughout the wash and rinse cycles. This innovative new product is off to a great start in France, where its share of the fabric conditioner market has reached more than 5%.

Innovative Products

(continued from page 7)

health, Colgate is making spa-like experiences affordable and possible at home with Palmolive Thermal and Palmolive Thermal Spa bath and shower gels. Introduced throughout Europe last summer and gaining widespread acceptance, these products are enriched with thermal minerals and leave your skin feeling hydrated, soft and full of vitality.

Understanding consumers' perception of the natural cleaning ability of citrus led to the addition of new orange and lime fragrances for Ajax multipurpose degreaser spray and strengthened our leadership in this category across Latin America and Europe.

Consumer insights also led to the launch in Russia of Colgate with Propolis toothpaste, which contains a substance made by bees understood to have anti-bacterial properties. This innovative toothpaste is producing incremental sales while pushing market shares higher in this key market and will soon be extended throughout the Central European region.

Whether driven by science or consumer insight, new products from Colgate offer not only unique benefits but also quality, convenience and value. Breakthrough nutrition developed by researchers at Hill's forms the basis for Science Diet Advanced Protection pet food for cats and dogs. Launched in the U.S. and Canada in the third quarter of 2003, this product has been proven to increase vitality and improve alertness in adult cats and dogs. Both Science Diet Advanced Protection and new Prescription Diet Feline m/d, a low-carbohydrate, high-protein


Hill's
Clinical Study Results
PRESCRIPTION DIET
Feline
m/d
Carbs 37%
Protein 32%
Fat 31%
Carbs 13%
Fat 44%
Protein 43%

A Leading Dry Grocery Food's Composition

Hill's Prescription Diet *Feline m/d* Composition

Advanced Nutrition Management for Your Pet

Providing every overweight cat with the opportunity for improved quality of life, researchers at Hill's have developed new Prescription Diet Feline m/d, a low-carbohydrate, high-protein pet food formula clinically proven to alter a cat's metabolism for effective weight loss. This innovative diet has also been clinically proven to aid in diabetes management for cats. Pictured above are Hill's Prescription Diet Feline m/d team members Liliana Bernal and Craig Cowley.


United States
Palmolive
DishWipes

New Palmolive Dish Wipes are revolutionizing dishwashing for today's consumers. The sturdy disposable cloth-like wipes are pretreated with enough Palmolive dishwashing liquid to wash an entire load of dishes. Palmolive Dish Wipes were the first of their kind and are just another example of how Colgate is expanding its core categories for growth.

A Simpler, Cleaner Way to Do Dishes


Scrubber
Soap
Film
STURDY
TRI-LAYER CLOTH

food clinically proven to alter a cat's metabolism for effective weight loss and aid in diabetes management, are helping to drive strong volume growth at Hill's and strengthen its position as the world's leading marketer of specialty pet foods.

Stemming from consumer insight, Colgate is also developing products that appeal to consumer interest in making routine home chores easier and more convenient. For example, Colgate has introduced Palmolive Oxygen dishwashing liquid throughout Europe. This formula, which contains active oxygen, effectively dissolves dirt and eliminates grease. A next generation product, Palmolive Oxy Plus dishwashing liquid with oxygenated cleaning action, is now being launched in the U.S.

Innovation takes place continually in all categories, filling the pipeline with new products that are meeting consumer needs worldwide and fueling growth at Colgate.

Innovating to the Highest Standards...

New Products Meet Highest Quality Standards

Colgate is committed to upholding the trust consumers have in the Company's products for their reliability, quality and superior performance. Colgate products meet not only standards set by law but often higher Company standards. All new products undergo a rigorous evaluation to assure quality and safety. The assessment begins early in the development process and includes all ingredients, their interactions and formula consistency.

Creative Marketing

Creative marketing is key to building Colgate's innovative products into market leaders. Initiatives encompass everything from maximizing brand strengths to linking with other successful organizations to surrounding consumers with our message in creative ways.


Colgate
THAILAND
Thailand

Imaginative Marketing Driving Growth in Asia

Colgate's brand messages reach consumers wherever they conduct their daily activities. In Thailand, attractive signs on taxis reinforce the Colgate name throughout a busy city. At street booths, consumers are offered information and free samples of Colgate products such as Protex antibacterial bar soap.


Protex

Results of Colgate's creative marketing are seen every day in the marketplace. Colgate is leveraging its successes in Latin America to best meet the needs of consumers in the fast-growing U.S. Hispanic market. Fabuloso liquid cleaner is now the market leader among U.S. Hispanics, and Suavitel's share of the U.S. Hispanic fabric conditioner market reached a record 37% at year-end. In 2003, Colgate toothpaste continued its leadership in this very important market as well, with its U.S. Hispanic market share reaching 60% at year-end.

Effective communication is essential to attracting attention. Nowhere is that more evident than in the kids' toothbrush market, where 80% of the brushes sold feature licensed characters. To expand the appeal of both its manual and power brushes, Colgate has licensed a new crop of favorites, such as LEGO BIONICLE, Bratz and SpongeBob SquarePants, who are joining the Company's already popular Barbie and LOONEY TUNES character brushes.

Collaboration with the trade is also helping to attract attention for Colgate. In South Africa, for example, Colgate's sales and marketing teams worked closely with a large retailer to develop unique in-store oral care boutiques. These innovative displays resulted in significant market share gains for Colgate and are now being expanded to other retail outlets, both large and small.

Joining with nonprofit organizations is another way Colgate is furthering the reach of its products. For example, in partnering with the Royal Society for Prevention of Cruelty to Animals in Australia, Colgate provides high-quality nutrition to more than 50,000 animals awaiting adoption each year. This support prompts thousands of new households annually to feed Hill's pet food to their new pets.

Another new way of highlighting the Colgate brand and the Company's expertise in oral care is through a partnership with Yahoo!. Colgate has developed most of the oral care content for the Yahoo! website that educates consumers on a variety of oral health care topics and contains links to Colgate's Oral Care Resource Center website for further information on oral health and also Colgate products.

Innovative messages are also strengthening Colgate's leadership. For example, new packaging and a unique ad campaign built around kids on a mission to "Save the World from Cavities" is revitalizing Colgate Maximum Cavity Protection toothpaste throughout Colgate's high-growth markets.

These are just a few of many creative marketing programs that take place every day all over the Colgate world.

Blockbuster Advertising Producing Record Market Shares

To introduce Colgate Total Advanced Fresh toothpaste in the U.S., promotional materials surrounded moviegoers in theaters across the country. Food and novelty items were branded with the Colgate Total Advanced Fresh name, cinema advertising ran prior to the movie and product samples were distributed. This effective marketing campaign helped drive market shares for Colgate Total to record levels in 2003.


TOTAL ADVANCED FRESH
Coming Soon To A Theater Near You


TRY
TWELVE HOURS
is a long, long time...
Colgate

United States

Marketing With Honesty and Good Taste...

Creative Ads Adhere to Global Advertising Principles

Colgate advertising is creative and competitive while adhering to the Company's Global Advertising Principles. These principles set forth standards to assure honesty and fairness and promote communications that are respectful of individuals consistent with local cultures and values in the countries in which the advertising appears. Guidelines also indicate the type of media the Company's messages should appear within to assure that the media environment is acceptable and within good taste.


SALVEMOS AL MUNDO DE LA CARIES
Colgate

Advanced Technology

Colgate is recognized as a leader for fully embracing technology in all aspects of its business. The Company's use of advanced technology, such as SAP, gives Colgate a competitive advantage by providing better information for smarter decision making.


Global
Palmolive
Palmolive
Palmolive
Spring Sensations
Palmolive
Spring Sensations


Formulas Tested Per Day
Robot
100
Trained Formulator
10

Robotics Speeding Up Testing of Product Formulas

By automating the testing of formula variations using sophisticated robotics, Colgate is speeding up a tedious and time-consuming process. Automation also offers additional benefits including high precision, better documentation and the ability to test numerous formula combinations. Pictured above is Colgate engineer John Rouse.

The Company has consistently been among the leading corporations cited by *Information Week* magazine in its annual ranking of information technology innovators, and in 2003 Colgate was rated Number One among consumer products companies.

One key reason is the Company's early adoption of SAP software, which continues to pay off not only in driving down supply chain costs but also in improving service and efficiency in areas such as sales, marketing, human resources and customer service. For example, in human resources, Colgate can now track and manage careers globally as well as better manage succession planning. Another new module offers standardized reporting globally and includes global information databases such as a packaging system that generated incremental savings of approximately $7 million in 2003. Another application facilitating purchases through the Internet offers savings, better financial control, and tracking of goods and services for indirect costs, such as personal computers, maintenance and repair items, and printed materials.

In the area of marketing, Colgate is using the Internet for activities such as consumer research, building consumer databases, email marketing, online advertising and other types of electronic communication.

Internet technology is also facilitating global teamwork with tools such as Colgate's intranet, known as ourColgate.com, and eTeamRooms and eMeetings in which Colgate people can collaborate on everything from building a factory to developing a new product formula. More than 150 teams around the Colgate world are already benefiting from using the eTeamRoom project management tool, and networks of people across continents have been formed by category to share breakthroughs and best practices faster than ever before.

Technology truly has become integral to everything that happens at Colgate and it is sure to play an even greater role in the future.


Colgate
India

Handheld Computers Increasing Sales Efficiency

In India, Colgate's proprietary "Palm Tops" are providing sales representatives with account-specific information right at their fingertips. This inexpensive, but very effective, technology is now being expanded to other high-growth countries to better manage our indirect trade business. Pictured above is Colgate sales account representative K. Shivaraj.

Leveraging Technology For Competitive Advantage...



Committed to Information Technology Education

The Colgate-Jeffersonville Cooperative Education Program integrates practical work experience at Colgate's Global Information Technology Center in Jeffersonville, Indiana with university classroom studies. This program provides Colgate with a source of highly talented candidates and has involved over 120 students since its start in 1987. Other Colgate GIT centers around the world are now implementing similar programs.

Greater Efficiency

Identifying how to do things faster, better and more efficiently is an ongoing process at Colgate. The Company continually finds ways to improve profitability as evidenced by steady gains in gross profit margin and record aftertax return on capital in 2003.


Mexico

Manufacturing Expansion in Mexico

At Mexico's Mission Hill's manufacturing facility, new high-speed lines are helping to produce over two million liquid and personal care products per day. The complex also includes a new distribution center designed to dramatically reduce the cost of handling and shipping our products. This center of excellence is one of Colgate's most efficient regional sources of supply.

Leveraging economies of scale to reduce operating costs is one important way that Colgate improves profit margins. Around the world, Colgate is building state-of-the-art low-cost manufacturing centers that serve wide geographic regions and is expanding the capacity of existing ones. This facilitates rapid global new product rollouts and supports future growth.

For example, a new plant in Thailand is producing toothpaste for nearly all of Southeast Asia and a new facility in Turkey will produce bar soaps for countries throughout Central Europe by year-end. Since 1996, Colgate has reduced the number of Colgate and joint venture manufacturing facilities worldwide from 112 to 77, and consolidation continues.

Improvements in processes also contribute to efficiency. A new, more streamlined process for producing bar soap, known as continuous saponification, is saving energy and producing soap faster than ever in the Company's Kansas City and Mexico City plants.



Standardization of formulas and packaging globally continues to increase efficiency, as demonstrated by the $4 million savings in 2003 from new common formulas used globally for underarm products by gender. Centralizing design and production of marketing displays


China

Globally Sourcing Toothbrushes for Savings

Manufacturing products from a single location for global distribution brings greater efficiency and savings. This modern plant in Sanxiao, China produces over 900 million toothbrushes per year and supplies 60 Colgate subsidiaries worldwide. Pictured above are Colgate machine operators Xue Yansho and Lui Juan.

across Central Europe and Africa is also reducing costs.

In purchasing, divisions and geographies working together are also producing savings. Hill's worked jointly with Colgate's global procurement group utilizing key geographical market information to negotiate with common suppliers, delivering over $1 million of savings in 2003. The concept of working together globally by functions is encouraged by the formation of global councils and virtual networks. One of these, the Global Logistics Council, meets regularly and saved $20 million in 2003 as a result of identifying and sharing best practices among field experts and corporate business leaders.

These kinds of initiatives are indicative of the ongoing commitment of Colgate people around the world to continuous improvement in all aspects of our business.

Increasing Efficiency With Respect For the Environment...

Reducing Water Usage

Protecting the environment goes hand in hand with Colgate's programs to reduce costs. For example, water is an integral part of the Company's product formulations and manufacturing operations. In seeking ways to use water most efficiently, Colgate has succeeded in reducing the amount of water required to produce a ton of product by 19% over the past six years.


(kWh x 1000/ton of product)
2.5
2.0
1.5
1.0
.5
0
'98
'99
'00
'01
'02
'03

Valued Relationships

Colgate recognizes the value of strong relationships with employees, business partners, the dental profession and our communities in achieving steady volume growth and increased profit year after year.

Venezuela



Caring for Our Communities

In Venezuela, more than 100 children attend the Colgate-Palmolive Minor League Baseball School each year. The teams train every week with Colgate employee coaches like Carlos Bedoya, Colgate Mechanical Technician, above. Volunteering in the communities in which we live is just one example of how Colgate employees are living our global value of caring in all that they do.


Vietnam

Partnering With Dentists Worldwide

Colgate teams up with dentists around the globe to provide oral health education and treatment to millions of people each year.


Welcome to the Supply Chain Career Development Website
Managing your Supply Chain career

Developing Colgate People

Among our ongoing development tools for employees are classroom courses and information on Colgate's intranet, including a variety of career planning tools such as sample career paths, key competencies and job profiles.


Global
SCORIENTATION
Corporation
Suppliers
QUALITY

Enabling open communication for employees is key to Colgate's organizational strength. In 2003, Colgate completed the first phase of its global "Becoming the Best Place to Work" employee survey and has already begun to act on the results. For example, factory employees worldwide expressed a desire for easier access to Colgate's intranet, ourColgate.com. In response, computer terminals have been installed right on the plant floor in Colgate factories around the world. Thousands of employees in all areas connect to ourColgate.com every day to conduct numerous business activities, for example, managing projects, facilitating eMeetings and planning business travel.

Equally important is the Company's relationship with its business partners including our customers and our suppliers. Colgate has formed multifunctional selling teams around the world that are better serving our customers by delivering expertise across all functional areas including sales, finance, customer service and logistics. In South Africa, for example, this approach enabled full distribution of a new product in just two days and is driving profitable growth for both the customer and Colgate.

Additionally, Colgate and IBM have teamed up to launch an effective, cost-saving partnership that provides Colgate preferred pricing on computers and gives IBM feedback on its latest products and services.

Globally, Colgate supports a multitude of social services, school programs and community initiatives. For example, in Mexico, Colgate is helping hundreds of disadvantaged children with Estrellas Colgate (Colgate Stars), a track-and-field athletic program that includes lessons on nutrition and personal hygiene.

Colgate's commitment to valuing all of its partnerships around the world continues to be a driving force behind the Company's business success.

Leading With Respect For the Community...

Promoting Healthy Habits

To encourage healthy habits, the Company incorporates educational programs with information about oral care and personal hygiene. This year in Asia, Colgate expanded its global hand-washing education program to reach consumers of all ages through direct contact and mass media approaches in an effort to help prevent the spread of the virus that causes SARS.



Global Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Dollars in Millions Except Per Share Amounts

Executive Overview

Colgate-Palmolive Company seeks to deliver consistent, superior shareholder returns by providing consumers, on a global basis, with products that make their lives healthier and more enjoyable.

To this end the Company is tightly focused on two business segments: Oral, Personal, Household Surface and Fabric Care; and Pet Nutrition. Within these segments, the Company follows a closely defined business strategy to develop and increase market leadership positions in key product categories. These core businesses and product categories are selected and prioritized according to their capacity to sustain longer term growth, strong global equities and maximize the use of the organization's core competencies to yield a competitive advantage capable of delivering financial returns above its cost of capital.

Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each area. As a consequence of this geographic diversity — the Company competes in more than 200 countries and territories worldwide — the organization has a geographic balance which limits exposure to external events in any one country or part of the world.

The Oral, Personal, Household Surface and Fabric Care segment is operated through four operating divisions, North America, Latin America, Europe and Asia/Africa, which sell to a variety of retail and wholesale customers and distributors. In the Pet Nutrition segment, Hill's also competes on a worldwide basis selling its products principally through the veterinary profession and specialty pet retailers.

To achieve its financial objectives, the Company employs a strategy which is used in all businesses worldwide and that focuses the organization on initiatives to both drive growth and simultaneously fund that growth. Growth and therefore revenues are driven by bringing to the marketplace products which offer value to the consumer through new benefits and convenience in the categories where the Company competes. The investments needed to fund this growth are developed through continuous, corporate-wide initiatives to lower costs and increase effective asset utilization. The Company also continues to prioritize its investments toward its higher margin businesses, specifically Oral Care, Personal Care and Pet Nutrition. In December 2003, the Company announced that it has agreed to acquire GABA Holding AG (GABA), a privately owned European oral care company headquartered in Switzerland. Also, consistent with the Company's strategy to de-emphasize heavy-duty detergents, the Company completed the sale of its European laundry detergent brands during 2003.

The Company sees material opportunities for growth through its ability to identify and meet new consumer needs within the categories in which it competes. This includes deploying the insights and products developed in one region on a global basis. Growth opportunities are especially evident in those areas where the Company can leverage economic development and where rising consumer disposable incomes expand the markets for its products. The organization is, therefore, actively focused on the development of such products using global and local knowledge and consumer insight and has an organization in place to ensure these learnings and product bundles are introduced expeditiously around the world.

On an ongoing basis, management focuses on a variety of key indicators to monitor business health and performance. These indicators include measurements of market share, sales (including volume, pricing and foreign exchange components), gross profit margins, operating profits and net income; and measures to optimize the management of working capital, capital expenditures, cash flow and return on capital. For an additional discussion of key factors and risks that could impact future financial results, refer to the information set forth below under the caption "Cautionary Statement on Forward-Looking Statements."

Ultimately, these indicators and other procedures for corporate governance (including the Corporate Code of Conduct) are used to ensure that business health is maintained and effective control exercised. The success of these measures is indicated by the vitality of the business and in its financial strength. The resultant strong and consistent cash flow, evidenced by the company's AA-/(Aa3) credit rating, in turn provides flexibility for future investments and growth.

Dollars in Millions Except Per Share Amounts

Results of Operations

The Company markets its products in over 200 countries and territories throughout the world in two distinct business segments: Oral, Personal, Household Surface and Fabric Care; and Pet Nutrition. Segment performance is evaluated based on several factors, including operating profit. The Company uses operating profit as a measure of operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

Worldwide Net Sales by Business Segment and Geographic Region

	2003	2002	2001 (3)
Oral, Personal, Household Surface and Fabric Care			
North America (1)	$2,356.2	$2,374.1	$2,299.9
Latin America	2,179.5	2,206.8	2,356.0
Europe	2,304.1	1,984.3	1,835.0
Asia/Africa	1,747.5	1,542.0	1,484.3
Total Oral, Personal, Household Surface and Fabric Care	8,587.3	8,107.2	7,975.2
Total Pet Nutrition (2)	1,316.1	1,187.1	1,109.1
Net Sales	$9,903.4	$9,294.3	$9,084.3

(1) Net sales in the U.S. for Oral, Personal, Household Surface and Fabric Care were $1,986.9, $2,030.4 and $1,976.7 in 2003, 2002 and 2001, respectively.
(2) Net sales in the U.S. for Pet Nutrition were $752.8, $714.5 and $661.5 in 2003, 2002 and 2001, respectively.
(3) Segment information for 2001 has been revised for the following new accounting requirements and certain reclassifications. Net sales were revised for the impact of accounting for sales incentives described in Note 2 to the Consolidated Financial Statements, with no effect on operating profit or net income. Amounts for certain businesses in the Caribbean, which were previously reported in Latin America, have been reclassified to North America to conform with current year presentation and the change in management responsibilities that occurred in 2002.

Net Sales

Worldwide net sales increased 6.5% to $9,903.4 in 2003 on volume growth of 3.5%, increases in net selling prices of 0.5% and a positive foreign exchange impact of 2.5%. Net sales in the Oral, Personal, Household Surface and Fabric Care segment increased 6.0% on 3.5% volume growth while net sales in Pet Nutrition increased 11.0% on 4.5% volume growth. In 2002, worldwide net sales, excluding divestitures, increased 2.5% to $9,294.3 on volume growth of 4.5%, offset by the negative impact of foreign currencies.

Gross Profit

Gross profit margin increased to 55.0%, above both the 2002 level of 54.6% and the 2001 level of 53.4%. This favorable trend reflects the Company's strategy to improve all aspects of its supply chain through global sourcing, regionalization of manufacturing facilities and other cost-reduction initiatives despite an increase in worldwide materials costs in 2003, as well as its focus on its high margin oral and personal care businesses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales were 33.3% in 2003, 32.6% in 2002 and 32.1% in 2001. The increase as a percent of sales in 2003 was driven by increases in advertising of 0.6% and pension and other employee benefit costs of 0.4%, partially offset by savings from cost-control initiatives of 0.3%. The 2002 increase was primarily driven by pension and other employee benefit costs that were partially offset by the benefit of ongoing cost-savings initiatives. Total advertising support behind the Company's brands, including media, promotion and other consumer and trade incentives, some of which reduce reported net sales, has increased by 13%, 8% and 1% in 2003, 2002 and 2001, respectively. Included in selling, general and administrative expenses is media spending of $514.0, $486.6 and $509.0 in 2003, 2002 and 2001, respectively. Increased media spending in 2003 supported new product launches and helped increase market shares throughout the world. The decrease in media spending in 2002 reflected lower media pricing, the negative impact of foreign exchange and a slight shift in investment to other forms of total advertising support.

Other (Income) Expense, Net

During 2003, Other (income) expense, net changed by $38.0, from $23.0 of expense to ($15.0) of income. The primary components driving this change consist of gains of $107.2 ($63.5 aftertax) related to the sale of non-core brands partially offset by $59.3 ($39.0 aftertax) of costs related to the regionalization of manufacturing facilities, which combined resulted in a net benefit of $47.9 ($24.5 aftertax).

The Company sold various detergent brands marketed in France, Italy and Scandinavia and certain non-core soap brands marketed in Europe. In connection with the European brands divestment during 2003 and the Company's ongoing focus on the regionalization of manufacturing facilities to streamline and strengthen its operations, the Company initiated the realignment of certain manufacturing operations and workforce reduction programs primarily in Europe, Latin America and Asia/Africa. For additional information refer to "Restructuring Activities" below and Note 4 to the Consolidated Financial Statements.

During 2002, Other (income) expense, net decreased from $94.5 to $23.0 reflecting the benefit from the change in accounting for goodwill and intangible assets and changes in the fair value of foreign currency contracts. These contracts are an economic hedge of certain foreign currency debt but do not qualify for hedge accounting.

Dollars in Millions Except Per Share Amounts

The components of Other (income) expense, net are presented below:

	2003	2002	2001
Minority interest	$ 45.2	$ 41.3	$ 40.1
Amortization of intangible assets	12.3	12.5	68.0
Equity losses/(income)	(.3)	.6	(.2)
Gains on sales of non-core product lines, net	(107.2)	—	(10.8)
Restructuring activities	59.3	—	—
Other, net	(24.3)	(31.4)	(2.6)
Total other (income) expense, net	$ (15.0)	$ 23.0	$ 94.5

Other, net consists of miscellaneous gains and losses including gains and losses on interest rate and foreign currency hedge contracts that do not qualify for hedge accounting.

Operating Profit

Operating profit rose 8% to $2,166.0 in 2003 from $2,013.1 in 2002, which had reflected a 10% increase from 2001 operating profit of $1,834.8. The continued increase resulted from sales growth, cost-saving initiatives as well as the net impact of sales of non-core brands and restructuring activities. If 2001 results were adjusted for the impact of the change in accounting for goodwill and intangible assets, operating profit would have been $1,889.1.

Interest Expense, Net

Interest expense, net was $124.1 in 2003 compared with $142.8 in 2002 and $166.1 in 2001. This decreasing trend is the result of lower interest rates and, in 2003, reduced debt levels.

Income Taxes

The effective tax rate on income was 30.4% in 2003 versus 31.1% in 2002 and 31.3% in 2001. If 2001 had been adjusted for the impact of the change in accounting for goodwill and intangible assets, the tax rate would have been 30.9%. The effective tax rate was reduced through the realization of tax credits and incentives in all years presented, and as a result of global tax planning strategies including overseas asset revaluations in 2003 and 2001.

Net Income

Net income was $1,421.3 in 2003 or $2.46 per share on a diluted basis compared with $1,288.3 in 2002 or $2.19 per share and $1,146.6 in 2001 or $1.89 per share. As previously discussed, net income in 2003 includes a net aftertax benefit of $24.5 or $.04 per share resulting from the gain on the sale of certain European detergent brands, offset by restructuring activities. If results for 2001 were adjusted for the impact of the change in accounting for goodwill and intangible assets, net income and diluted earnings per share would have been $1,190.4 and $1.96, respectively.

Segment Results

Worldwide Operating Profit by Business Segment and Geographic Region

	2003	2002	2001[(1)]
Oral, Personal, Household Surface and Fabric Care			
North America	$ 547.4	$ 578.7	$ 516.6
Latin America	613.3	647.4	663.2
Europe	488.2	409.0	342.6
Asia/Africa	280.7	232.6	195.9
Total Oral, Personal, Household Surface and Fabric Care	1,929.6	1,867.7	1,718.3
Total Pet Nutrition	371.0	318.3	282.1
Total Corporate	(134.6)	(172.9)	(165.6)
Operating Profit	$2,166.0	$2,013.1	$1,834.8

(1) As is described in Note 2 to the Consolidated Financial Statements, the Company changed its accounting for goodwill and other intangible assets in 2002 to conform to new accounting requirements. In accordance with the new standard, prior periods were not restated. Amounts for certain businesses in the Caribbean, which were previously reported in Latin America, have been reclassified to North America to conform with current year presentation and change in management responsibilities that occurred in 2002.

North America

Net sales in North America declined 1.0% to $2,356.2 on volume gains of 0.5%, positive foreign exchange of 1.0% and declines in net selling prices of 2.5%. Lower Colgate Simply White at-home tooth whitening gel sales in 2003 were offset by recent introductions such as Colgate Simply White toothpaste, Colgate Total Advanced Fresh toothpaste, Colgate Whitening and Colgate Massager manual toothbrushes, Colgate powered toothbrushes for kids featuring LEGO BIONICLE, and Softsoap Aromatherapy, Softsoap Foamworks and Softsoap Naturals Milk & Honey brand liquid hand soaps, which contributed to volume growth. In 2002, North America achieved overall sales growth of 3.0% to $2,374.1 on volume growth of 6.0%.

Operating profit in North America declined 5% to $547.4 due to increased media and promotion costs as well as the decline in sales. Operating profit in 2002 increased 12% to $578.7, as a result of volume gains, emphasis on higher margin products, and cost-savings initiatives improving gross profit margin. The impact of the discontinuation of amortization of goodwill and indefinite life intangible assets in 2002 was largely offset by increased pension and benefit costs.

Latin America

Net sales in Latin America declined 1.0% to $2,179.5 on 4.0% volume growth and increases in net selling prices of 7.5%, offset by the negative impact of 12.5% resulting from foreign currency declines primarily in Mexico, Venezuela, the Dominican Republic and Colombia. The strongest volume gains in the region were achieved in Mexico, Venezuela, Ecuador, Colombia, Peru and Chile. New products contributing to volume growth in Oral Care include Colgate Total Plus Whitening and Sorriso Super Refreshing toothpastes, Colgate Simply White at-home tooth whitening gel, and Colgate Active Angle, Colgate Extra Clean and Colgate Disney Finding Nemo manual toothbrushes. Driving growth in Personal

Dollars in Millions Except Per Share Amounts

and Household Surface Care are Palmolive Aromatherapy translucent bar soap, Palmolive Caprice specialty shampoos, and Fabuloso Orange Energy and Ajax Baking Soda and Citrus liquid cleaners. In 2002, Latin America net sales declined 5.5% to $2,206.8 as volume gains of 2.5% were negatively impacted by foreign exchange.

Operating profit in Latin America decreased 5% to $613.3 due to negative foreign currency impact offset by volume growth and cost-control initiatives. These factors, offset by the discontinuation of amortization of goodwill and indefinite life intangibles, caused a 2% decrease in operating profit in 2002 to $647.2.

Europe

Net sales in Europe increased 16.0% to $2,304.1 on volume gains of 3.0% and a 15.5% positive impact of stronger foreign currencies, primarily the euro, offset by a 2.5% decline in net selling prices. The United Kingdom, Russia, Turkey, Ukraine and Scandinavia achieved the strongest volume increases in the region. New products contributing to growth in Oral Care throughout Europe include Colgate Sensitive and Colgate Triple Action toothpastes, and Colgate Massager, Colgate Extra Clean and Colgate Whitening manual toothbrushes. Palmolive Aromatherapy Sensual, Palmolive Thermal and Palmolive Thermal Spa shower gels and bath foams, Lady Speed Stick Aloe deodorant, Palmolive Oxygen dishwashing liquid and Soupline Hearts fabric conditioner tablets drove growth in Personal, Household Surface and Fabric Care. In 2002, European net sales increased 8.0% to $1,984.3 on volume growth of 5.0%.

Operating profit in Europe increased 19% to $488.2 in 2003 and 19% to $409.0 in 2002 as a result of volume growth, gross margin improvement, the impact of the stronger euro and, in 2002, the discontinuation of amortization of goodwill and indefinite life intangible assets.

Asia/Africa

Net sales in Asia/Africa increased 13.5% to $1,747.5 on volume gains of 7.5% and the positive impact of 8.5% from foreign currencies offset by a 2.5% decrease in net selling prices. China, Malaysia, the Philippines and Australia achieved the strongest volume gains in the region. Successful new products driving growth in Oral Care are Colgate Herbal and Colgate Herbal White toothpastes, and Colgate Premier Ultra and Colgate Navigator Plus manual toothbrushes. Protex SunCare bar soap, Palmolive Naturals shampoo and Palmolive Aromatherapy shampoo, shower gel, talc, liquid hand soap and translucent bar soap contributed to growth in Personal Care throughout the region. In 2002, net sales in Asia/Africa increased 4.0% to $1,542.0 as volume gains of 4.5% were partially offset by foreign currency weakness.

Operating profit grew 21% in Asia/Africa to $280.7 in 2003 and 19% to $232.6 in 2002, driven by volume gains and higher gross profit margins benefiting from the regionalization of manufacturing facilities as well as strong foreign currencies.

Pet Nutrition

Net sales for Hill's Pet Nutrition increased 11.0% to $1,316.1 on 4.5% volume growth, an increase of 1.5% in net selling prices and 5.0% in positive foreign currency impact. Hills' business in the U.S. was driven by the continued success of Science Diet Nature's Best, Science Diet Advanced Protection and Prescription Diet Feline m/d. Internationally, Japan, Hong Kong, Australia, Brazil, France, the United Kingdom, Spain, New Zealand, the Philippines and Russia each contributed strong volume gains. The continued rollout of Science Plan and Science Diet Nature's Best throughout Europe and Asia contributed to the strong international results. In 2002, net sales for the Pet Nutrition segment increased 7.0% to $1,187.1 on 5.5% volume gains.

Operating profit in Pet Nutrition grew 17% to $371.0 in 2003 and 13% to $318.3 in 2002 as a result of strong volume gains and higher gross profit margins, as well as ongoing cost-savings initiatives.

Liquidity and Capital Resources

Net cash provided by operations increased 10% to $1,767.7 compared with $1,611.2 in 2002 and $1,503.9 in 2001. The increase reflects the Company's improved profitability and working capital management including lower cash taxes. A portion of the higher taxes paid in 2002 related to a deferral of 2001 taxes into 2002 under a government relief program as a result of the events of September 11, 2001. The Company's working capital as a percentage of sales improved to 1.7% of sales as compared with 3.2% of sales in 2002. The Company defines working capital as the difference between current assets (excluding cash and marketable securities, the latter of which is reported in other current assets) and current liabilities (excluding short-term debt). The inventory and accounts receivable components of working capital changed slightly from December 31, 2002 as both inventory days coverage and receivable days sales outstanding remained essentially unchanged. Working capital at December 31, 2003 includes an increase of approximately $69.6 of accrued liabilities related to taxes and restructuring costs incurred in connection with the Company's sale of certain non-core product lines and other associated actions. The majority of these amounts are expected to be paid in the first half of 2004. Cash generated from operations in 2003 was used to fund capital spending, pay dividends, repurchase common stock and reduce overall debt levels.

Investing activities used $117.6 of cash during 2003 compared with $357.2 and $323.5 during 2002 and 2001, respectively, reflecting an increase in proceeds related to the sale of non-core product lines and from the sale of marketable securities and investments, as well as lower capital expenditures than in the comparable periods. Capital expenditures were $302.1, $343.7 and $340.2 for 2003, 2002 and 2001, respectively. Capital spending continues to be focused primarily on projects that yield high aftertax returns. Capital expenditures for 2004 are expected to be at the rate of approximately 3.0% to 3.5% of net sales. During 2003, the Company sold various detergent and certain non-core soap brands marketed in Europe for an aggregate sales price of $127.6. These non-core brands accounted for approximately 1% of the Company's 2003 net sales. Certain detergent product lines in Central America were sold in 2001 for an aggregate sale price of $12.5. There were no significant divestitures in 2002. Proceeds from the sale of various marketable securities and investments include the settlement of certain foreign currency contracts.

Dollars in Millions Except Per Share Amounts

During 2003, long-term debt decreased to $2,999.3 from $3,509.3 in 2002 and total debt decreased to $3,102.9 in 2003 from $3,603.9 in 2002, primarily due to the Company's strong free cash flow before dividends (defined below) and the proceeds from the sale of non-core brands, partially offset by share repurchases. The Company's long-term debt has maintained a rating of AA- by Standard & Poor's and Aa3 by Moody's Investors Service.

The Company currently issues commercial paper in the U.S., Canadian and European markets. Domestic and foreign commercial paper outstanding was $46.1 and $391.4, as of December 31, 2003 and 2002, respectively. Commercial paper outstanding during 2003 averaged $640.0 down from the $780.0 average in 2002. The maximum commercial paper outstanding during 2003 and 2002 was $920.0 and $1,100.0, respectively. These borrowings carry a Standard & Poor's rating of A1+ and a Moody's rating of P1. The commercial paper and certain current maturities of notes payable of $562.4 are classified as long-term debt at December 31, 2003, as the Company has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, utilizing its lines of credit that expire in 2007.

Certain of the Company's financing arrangements require the maintenance of a minimum ratio of operating cash flow to debt. The ESOP notes guaranteed by the Company and certain amounts payable to banks contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

In 1993, the Company formed a financing subsidiary with outside equity investors that purchases some of the Company's receivables. The Company consolidates this entity, including such receivables, and reports the amounts invested by outside investors as a minority interest. The purpose of this arrangement is to provide the Company access to low-cost sources of capital. During 2000, this subsidiary ceased operations resulting in a cash payment of $113.9 to the outside investors. In 2001, the subsidiary resumed operations with funding of $89.7 from outside investors.

The Company repurchases common shares in the open market and in private transactions for employee benefit plans and to maintain its targeted capital structure. During 2003, the Company redeemed all outstanding shares of its $4.25 Preferred Stock at the stated redemption price of $100 per share. Aggregate repurchases for 2003 included 10.2 million common shares and .1 million shares of preferred stock for a total purchase price of $554.9. In 2002 and 2001, 20.3 million and 22.0 million shares were repurchased, respectively, with total purchase prices of $1,105.2 and $1,263.3, respectively.

Dividend payments were $506.8, up from $413.4 in 2002 and $396.7 in 2001. Common stock dividend payments increased to $.90 per share in 2003 from $.72 per share in 2002 and $.68 per share in 2001. The Series B Preference Stock dividend payments were increased to $7.20 per share in 2003 from $5.76 per share in 2002 and $5.40 in 2001. The Company's annualized common stock and Series B Preference Stock dividends at December 31, 2003 were $.96 and $7.68 per share, respectively.

The Company believes that internally generated cash flows are adequate to support business operations and capital expenditures. Free cash flow before dividends was $1,465.6, $1,267.5 and $1,163.7 in 2003, 2002 and 2001, respectively. The Company defines free cash flow before dividends as net cash provided by operations less capital expenditures. As management uses this measure to evaluate the Company's ability to satisfy current and future obligations, repurchase stock, pay dividends and fund future business opportunities, the Company believes that it provides useful information to investors. Free cash flow before dividends is not a measure of cash available for discretionary expenditures since the Company has certain nondiscretionary obligations such as debt service that are not deducted from the measure. Free cash flow before dividends is not a GAAP measurement and may not be comparable with similarly titled measures reported by other companies. A reconciliation of net cash provided by operations to free cash flow before dividends follows:

	2003	2002	2001
Net cash provided by operations	$1,767.7	$1,611.2	$1,503.9
Less: Capital expenditures	(302.1)	(343.7)	(340.2)
Free cash flow before dividends	$1,465.6	$1,267.5	$1,163.7

The Company has additional sources of liquidity available in the form of lines of credit maintained with various banks and access to financial markets worldwide. Accordingly, the Company believes it has sufficient liquidity to meet its financing needs.

At December 31, 2003, the Company had access to domestic and foreign unused lines of credit of $1,868.8 and also had $535.0 of medium-term notes available for issuance pursuant to an effective shelf registration statement. The Company's domestic lines of credit include a $1,300.0 facility maturing in May 2007 and a $30.0 364-day facility maturing in December 2004. These domestic lines are available for general corporate purposes and to support commercial paper issuance.

On December 18, 2003, the Company agreed to acquire GABA Holding AG (GABA), a privately owned European oral care company headquartered in Switzerland. The transaction is structured as an all-cash acquisition of between 80% to 100% of the outstanding shares of GABA for an aggregate price ranging from 800 million Swiss francs to 1,050 million Swiss francs (approximately $645.0 to $846.5 based on December 31, 2003 exchange rates), depending on the number of shares acquired and subject to a purchase price adjustment. It is expected that substantially all the outstanding shares will be acquired by the Company. The acquisition is subject to regulatory approvals in several European countries and other customary closing conditions and is expected to be completed within the next three to five months. The pending acquisition of GABA will be funded using a combination of debt, primarily short-term, and available cash balances with the majority anticipated to be repaid within 12 months of the closing of the acquisition. The portion of long-term debt, if any, will depend upon future market conditions and other factors. In connection with the financing of the GABA acquisition, the Company anticipates that the amount of its common stock repurchases during 2004 will decline as compared with 2003 levels.

Dollars in Millions Except Per Share Amounts

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2003.

	Payments Due by Period						
	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt including current portion	$2,949.6	$ 871.1[1]	$333.7	$265.0	$249.5	$212.9	$1,017.4
Capitalized leases	49.7	5.7	6.1	6.1	6.5	6.7	18.6
Operating leases	428.2	79.8	72.7	64.7	57.8	57.4	95.8
Purchase obligations[2]	583.1	225.7	146.7	101.4	70.4	38.9	—
Total[3]	$4,010.6	$1,182.3	$559.2	$437.2	$384.2	$315.9	$1,131.8

(1) Long-term debt due in 2004 includes $562.4 of commercial paper and certain current maturities of notes payable that have been classified as long-term debt as of December 31, 2003, as the Company has the intent and ability to refinance such obligations on a long-term basis under its unused lines of credit which expire in 2007.

(2) The Company has outstanding purchase obligations with suppliers at the end of 2003 for raw, packaging and other materials in the normal course of business. These purchase obligation amounts do not represent total anticipated purchases but represent only those items which are based on agreements that are enforceable, legally binding and specify minimum quantity, price and term.

(3) The Company intends to voluntarily contribute a minimum of $30.0 to benefit plans in the first half of 2004.

As more fully described in Note 13 to the Consolidated Financial Statements, the Company is party to various superfund and other environmental matters in connection with prior acquisitions. Substantially all of these liabilities have been acknowledged in writing as being covered by investment-grade insurance carriers that are presently making all their required payments directly to the cleanup efforts and are expected to do so in the future. The Company is also contingently liable with respect to lawsuits, taxes and other matters arising out of the normal course of business. While it is possible that the Company's cash flows and results of operations in a particular period could be affected by the one-time impact of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the financial position, results of operations or ongoing cash flows of the Company.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special purpose entities.

Restructuring Activities

As more fully described in Note 4 to the Consolidated Financial Statements, the Company incurred $59.3 of costs in connection with the realignment of certain manufacturing operations and workforce reduction programs.

The components and related restructuring activity for 2003 are presented below:

	Termination Benefits	Incremental Depreciation	Total
Charges	$38.2	$ 21.1	$ 59.3
Cash payments	(5.5)	—	(5.5)
Charges against assets	—	(21.1)	(21.1)
Restructuring accrual	$32.7	$ —	$ 32.7

Accrued termination benefits at December 31, 2003 are expected to be paid in 2004. Additional restructuring activities expected to be incurred in 2004 for related termination benefits and incremental depreciation are currently estimated at $11.4 for these activities. It is anticipated that the ongoing impact from the divestment of the non-core European detergents and soap brands combined with the effects of these restructuring activities will not result in a material impact on future earnings. Additionally, the Company continues to assess the further regionalization of manufacturing facilities to reduce costs and to streamline its operations.

Costs for these restructuring activities are reflected in the Consolidated Statements of Income in Other (income) expense, net primarily in the Corporate segment as these decisions are corporate-driven and are not included in internal measures of segment operating performance.

Managing Foreign Currency, Interest Rate and Commodity Price Exposure

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. Volatility relating to these exposures is managed on a consolidated basis by utilizing a number of techniques, including working capital management, selective borrowings in local currencies and entering into certain derivative instrument transactions in accordance with the Company's treasury and risk management policies. The Company's treasury and risk management policies prohibit the use of leveraged derivatives or derivatives for trading purposes.

With operations in over 200 countries and territories, the Company is exposed to currency fluctuation related to manufacturing and selling its products in currencies other than the U.S. dollar. The major foreign currency exposures involve the markets in the European Union and certain Latin American countries, although all regions of the world are subject to foreign currency changes versus the U.S. dollar. The Company actively monitors its foreign currency exposures in these markets and has been able to substantially offset the impact on earnings of foreign currency rate movements through a combination of cost-containment measures, selling price increases and foreign currency hedging of certain costs.

The Company primarily utilizes currency forward and swap contracts to hedge portions of its exposures relating to foreign currency purchases and assets and liabilities created in the normal course of business. From time to time, the Company hedges certain of its forecasted foreign currency purchases using forward contracts with durations no greater than 18 months.

Interest rate swaps and debt issuances are utilized to manage the Company's targeted mix of fixed and floating rate debt and to minimize significant fluctuations in earnings and cash flows that may result from interest rate volatility.

The Company is exposed to price volatility related to raw materials used in production. Futures contracts are used on a limited

Dollars in Millions Except Per Share Amounts

basis to manage volatility related to anticipated raw material inventory purchases. The results of the Company's commodity hedging activities are not material.

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA-/Aa3 or higher.

Value at Risk

The Company's risk management procedures include the monitoring of interest rate and foreign exchange exposures and hedge positions utilizing statistical analyses of cash flows, market value and sensitivity analysis. However, the use of these techniques to quantify the market risk of such instruments should not be construed as an endorsement of their accuracy or the accuracy of the related assumptions. Market exposures are evaluated using a value-at-risk (VAR) model and an earnings-at-risk (EAR) model that are intended to measure the maximum potential loss in interest rate and foreign exchange financial instruments, assuming adverse market conditions occur, given a 95% confidence level. The models utilize a variance/covariance modeling technique. Historical interest rates and foreign exchange rates from the preceding year are used to estimate the volatility and correlation of future rates.

The estimated maximum potential one-day loss in fair value of interest rate or foreign exchange rate instruments, calculated using the VAR model, is not material to the consolidated financial position, results of operations or cash flows of the Company in 2003 and 2002. The estimated maximum yearly loss in earnings due to interest rate or foreign exchange rate instruments, calculated utilizing the EAR model, is not material to the Company's results of operations in 2003 and 2002. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

For information regarding the Company's accounting policies for financial instruments and a description of financial instrument activities, refer to Notes 2 and 7 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

On January 1, 2002, the Company adopted the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives," and Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which relate to the classification of various types of sales incentives and promotional expenses. The Consolidated Statement of Income for 2001 has been revised to reflect the reclassification of certain sales incentives and promotional expenses from selling, general and administrative expenses to a reduction of net sales and cost of sales; however, the revision had no impact on the Company's financial position, net income or earnings per share. These reclassifications reduced net sales by $343.5 and cost of sales by $2.0 for the year ended December 31, 2001, with an offsetting reduction in selling, general and administrative expenses.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and indefinite life intangible assets but requires annual impairment reviews. In accordance with SFAS No. 142, prior period amounts were not restated. A reconciliation of previously reported net income, basic earnings per share and diluted earnings per share for 2001 to the amounts adjusted to exclude goodwill and indefinite life intangible assets amortization is presented in Note 2 to the Consolidated Financial Statements.

Refer to Note 2 to the Consolidated Financial Statements for further discussion of recent accounting pronouncements.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to use judgment and make estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results could ultimately differ from those estimates. The accounting policies that are most critical in the preparation of the Company's Consolidated Financial Statements are those that are both important to the portrayal of the Company's financial condition and results of operations and require significant or complex judgments and estimates on the part of management. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for stock options, shipping and handling costs, and inventories.

- Two alternative methods for accounting for stock options are available, the intrinsic value method and the fair value method. The Company uses the intrinsic value method of accounting for stock options, and accordingly, no compensation expense has been recognized. Under the fair value method, the determination of the pro forma amounts involves several assumptions including option life and future volatility. If the fair value method were used, diluted earnings per share for 2003 would decrease approximately 3%. (Refer to Note 2 to the Consolidated Financial Statements.)

- Shipping and handling costs may be reported as either a component of cost of sales or selling, general and administrative expenses. The Company reports such costs, primarily related to warehousing and outbound freight, in the Consolidated Statements of Income as a component of selling, general and administrative expenses. Accordingly, the Company's gross profit margin is not comparable with the gross profit margin of those companies that include shipping and handling charges in cost of sales. If such costs were included in cost of sales, gross profit margin as a percent to sales would decrease from 55.0% to 52.1% in 2003 with no impact on reported earnings.

- The Company accounts for inventories using both the first-in, first-out (FIFO) method (80% of inventories) and the last-in, first-out (LIFO) method (20% of inventories). There would be no impact on reported earnings for 2003, 2002 and 2001 if all inventories were accounted for under the FIFO method.

The areas of accounting that involve significant or complex judgments and estimates are pensions and other postretirement benefits, asset impairment, tax valuation allowances, and legal and other contingencies.

Dollars in Millions Except Per Share Amounts

- In pension accounting, the most significant actuarial assumptions are the discount rate and the long-term rate of return on plan assets. The discount rate for domestic plans was 6.25%, 6.75% and 7.25% as of December 31, 2003, 2002 and 2001, respectively. As required, the discount rate is based upon published year-end rates on high-quality bonds. The assumed long-term rate of return on plan assets for domestic plans was 8.0%, 8.0% and 9.0% as of December 31, 2003, 2002 and 2001, respectively. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. A 1% change in either the discount rate or the assumed return on plan assets would impact net income by approximately $7. A third, less significant assumption is the long-term rate of compensation increase, a change in which would partially offset the impact of a change in either the discount rate or the long-term rate of return. This rate was 4.25%, 4.25% and 4.75% as of December 31, 2003, 2002 and 2001, respectively.

- The most judgmental assumption in accounting for other postretirement benefits is the medical cost trend rate. In 2003, the assumed rate of increase was 9.0% for 2004 and declining 1% per year until reaching the ultimate assumed rate of increase of 5% per year. The effect of a 1% increase in the assumed long-term medical cost trend rate would reduce net income by approximately $1.5.

- Asset impairment analysis is primarily performed for intangible assets and requires several estimates including future cash flows, growth rates and the selection of a discount rate. Since the estimated fair value of the Company's intangible assets substantially exceeds the recorded book value, significant changes in these estimates would have to occur to result in an impairment charge.

- Tax valuation allowances are established to reduce tax assets, such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income. A significant change to the Company's valuation allowances would primarily impact equity and would not materially impact reported earnings.

- Legal and other contingency reserves are based on management's assessment of the risk of potential loss, which includes consultation with outside legal counsel and advisors. Such assessments are reviewed each period and revised, based on current facts and circumstances, if necessary. It is management's opinion that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the Company's financial position, results of operations or ongoing cash flows. (Refer to Note 13 to the Consolidated Financial Statements for further discussion of the Company's contingencies.)

The Company generates revenue through the sale of well-known consumer products to trade customers under established trading terms. While the recognition of revenue and receivables requires the use of estimates, there is a short time frame (typically less than 60 days) between the shipment of product and cash receipt, thereby reducing the level of uncertainty in these estimates. (Refer to Note 2 to the Consolidated Financial Statements for further description of the Company's significant accounting policies.)

Outlook

Looking forward into 2004, the Company is well positioned for continued growth in most of its markets. However, the Company operates in a highly competitive global marketplace that is experiencing increased trade concentration in many markets. In addition, movements in foreign currency exchange rates can impact future operating results as measured in U.S. dollars. In particular, economic uncertainty in some countries in Latin America and changes in the value of the euro may impact the overall results of Latin America and Europe.

The Company expects the continued success of Colgate toothpaste, using patented and proprietary technology, to bolster worldwide Oral Care leadership and expects new products in Oral Care and other categories to add potential for further growth. Overall, subject to global economic conditions, the Company does not expect the 2004 market conditions to be materially different from those experienced in 2003 and the Company expects its positive momentum to continue.

Historically, the consumer products industry has been less susceptible to changes in economic growth than many other industries. Therefore, the Company constantly evaluates projects that will focus operations on opportunities for enhanced growth potential. Over the long term, Colgate's continued focus on its consumer products business and the strength of its global brand names, its broad international presence in both developed and developing markets, and its strong capital base all position the Company to take advantage of growth opportunities and to continue to increase profitability and shareholder value.

Cautionary Statement on Forward-Looking Statements

In this report and from time to time, the Company may make statements that constitute or contain "forward-looking" information as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the United States Securities and Exchange Commission in its rules, regulations and releases. Such statements may relate, for example, to sales or volume growth, earnings growth, financial goals, cost-reduction plans and new product introductions among other matters. The Company cautions investors that any such forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from anticipated results or expectations expressed in the Company's forward-looking statements. The following are some of the factors that could cause actual results to differ materially from forward-looking statements:

1. Global Economic Conditions. The Company operates on a global basis, with approximately 70% of its net sales coming from operations outside the U.S. The Company is subject to the full range of economic risks, including those associated with international operations, such as economic recession, inflation, access to capital markets and related costs, movements in currency exchange rates and interest rates, return on pension assets, trade restrictions, tax law changes, political and legal instability, the imposition of trade restrictions and similar factors beyond the control of the Company.

2. Competition. The Company faces vigorous competition from multinational consumer product companies throughout the world with the same or greater resources than the Company. Such competition is based on pricing of products, promotional activities, advertising, new product introductions, electronic commerce initiatives and other activities of competitors, the timing and scale of which cannot be foreseen by the Company. The Company's ability to compete also depends on the strength of its brands, its ability to attract and retain key talent, and its ability to protect its patent, trademark and trade dress rights and to defend against related challenges brought by competitors.

Dollars in Millions Except Per Share Amounts

3. Retail Trade. The Company can be negatively affected by changes in the policies of its retail trade customers, such as inventory de-stocking, limitations on access to shelf space, electronic data transmission requirements and other conditions. With the growing trend towards retail trade consolidation, especially in developed markets such as the U.S. and Europe, the Company is increasingly dependent on key retailers, and these retailers, including large-format retailers, have increasingly greater bargaining strength and are reducing their inventory levels. In addition, private label brands sold by retail trade chains are becoming a source of competition for certain product lines of the Company.

4. Products. The Company's growth depends on the successful development and introduction of new products and line extensions, which face the uncertainty of retail and consumer acceptance and reaction from competitors, as well as the continued success of existing products. In addition, the Company's ability to create new products and line extensions and to sustain existing products is affected by its ability to develop technological innovations, to receive and maintain necessary patent and trademark protection and regulatory approvals, and to anticipate successfully consumer needs and preferences.

5. Cost Pressures. The Company's ability to manage its cost structure can be adversely affected by movements in raw material prices and by unanticipated delays or difficulties in achieving cost efficiencies in manufacturing and distribution. In addition, the Company's move to global suppliers, to achieve cost reductions and simplify its business, has resulted in an increasing dependence on key suppliers. For certain materials, new suppliers may have to be qualified under industry and government standards, which can require additional investment and take some period of time.

6. Manufacturing. As a company engaged in manufacturing on a global scale, the Company is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, loss or impairment of key manufacturing sites, product quality and safety issues, natural disasters and other external factors over which the Company has no control.

7. Acquisitions. From time to time the Company makes strategic acquisitions. Acquisitions have inherent risks, such as obtaining necessary regulatory approvals, retaining key personnel, integration of the acquired business, and achievement of planned synergies and projections.

Reports of Independent Auditors

To the Board of Directors and Shareholders of
Colgate-Palmolive Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings, comprehensive income and changes in capital accounts and cash flows present fairly, in all material respects, the financial position of Colgate-Palmolive Company and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the year then ended (the "Prior Year Financial Statements") before the adjustments disclosed in the Summary of Significant Accounting Policies note ("Note 2"), were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 4, 2002.

As disclosed in Note 2, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142 ("SFAS 142") on January 1, 2002. In addition, as disclosed in Note 2, effective January 1, 2002, the Company changed the manner in which it recognizes, measures and displays certain sales incentives upon the adoption of the accounting guidance of Emerging Issues Task Force Issues 00-14 and 00-25 ("EITF 00-14 and 00-25").

As discussed above, the Prior Year Financial Statements were audited by other independent accountants who have ceased operations. As disclosed in Note 2, such financial statements have been revised to include the transitional disclosures required by SFAS 142 and to reflect the adoption of EITF 00-14 and 00-25. We have audited the transitional disclosures contained in Note 2, and the adjustments applied to revise the Prior Year Financial Statements. In our opinion, these transitional disclosures and adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the Prior Year Financial Statements other than with respect to such transitional disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the Prior Year Financial Statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 2, 2004

The following report is a copy of a report previously issued by Arthur Andersen LLP that has not been reissued. The Arthur Andersen LLP report does not extend to the revision of the 2001 and 2000 Consolidated Statements of Income related to the change in accounting for sales incentives or the transitional disclosures related to the change in accounting for goodwill and intangible assets presented in Note 2 to the Consolidated Financial Statements. These revisions and transitional disclosures were audited by PricewaterhouseCoopers LLP as stated in their report appearing herein.

To the Board of Directors and Shareholders of
Colgate-Palmolive Company:

We have audited the accompanying consolidated balance sheets of Colgate-Palmolive Company (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income and changes in capital accounts, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colgate-Palmolive Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 4, 2002

Report of Management

The management of Colgate-Palmolive Company has prepared the accompanying consolidated financial statements and is responsible for their content as well as other information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts which are based on management's best estimates and judgments.

The Company maintains a system of internal accounting control designed to be cost-effective while providing reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded in the financial records. Internal control effectiveness is supported through written communication of policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors. The Company's control environment is further enhanced through a formal Code of Conduct which sets standards of professionalism and integrity for employees worldwide.

The Company utilized PricewaterhouseCoopers LLP in 2003 and 2002 and Arthur Andersen LLP in 2001, independent auditors, to examine these financial statements. Their accompanying reports are based on examinations conducted in accordance with auditing standards generally accepted in the United States of America, which include a review of the Company's systems of internal control as well as tests of accounting records and procedures sufficient to enable them to render an opinion on the Company's financial statements.

The Audit Committee of the Board of Directors is composed entirely of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the Audit Committee.

Reuben Mark
Chairman and
Chief Executive Officer

Stephen C. Patrick
Chief Financial Officer

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Income

For the years ended December 31,	2003	2002	2001
Net sales	$9,903.4	$9,294.3	$9,084.3
Cost of sales	4,456.1	4,224.2	4,234.9
Gross profit	5,447.3	5,070.1	4,849.4
Selling, general and administrative expenses	3,296.3	3,034.0	2,920.1
Other (income) expense, net	(15.0)	23.0	94.5
Operating profit	2,166.0	2,013.1	1,834.8
Interest expense, net	124.1	142.8	166.1
Income before income taxes	2,041.9	1,870.3	1,668.7
Provision for income taxes	620.6	582.0	522.1
Net income	$1,421.3	$1,288.3	$1,146.6
Earnings per common share, basic	$ 2.60	$ 2.33	$ 2.02
Earnings per common share, diluted	$ 2.46	$ 2.19	$ 1.89


New
Colgate
Simply White
Colgate
AJAX
ORANGE FORCE
Palmolive
PURIFYING
Colgate
Softsoap
m/d

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Balance Sheets

As of December 31,	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 265.3	$ 167.9
Receivables (less allowances of $43.6 and $45.9, respectively)	1,222.4	1,145.4
Inventories	718.3	671.7
Other current assets	290.5	243.1
Total current assets	2,496.5	2,228.1
Property, plant and equipment, net	2,542.2	2,491.3
Goodwill	1,299.4	1,182.8
Other intangible assets, net	597.6	608.5
Other assets	543.1	576.5
Total assets	$ 7,478.8	$ 7,087.2
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes and loans payable	$ 103.6	$ 94.6
Current portion of long-term debt	314.4	298.5
Accounts payable	753.6	728.3
Accrued income taxes	183.8	121.7
Other accruals	1,090.0	905.6
Total current liabilities	2,445.4	2,148.7
Long-term debt	2,684.9	3,210.8
Deferred income taxes	456.0	488.8
Other liabilities	1,005.4	888.6
Shareholders' Equity		
Preferred stock	292.9	323.0
Common stock, $1 par value (1,000,000,000 shares authorized, 732,853,180 shares issued)	732.9	732.9
Additional paid-in capital	1,126.2	1,133.9
Retained earnings	7,433.0	6,518.5
Accumulated other comprehensive income	(1,866.8)	(1,865.6)
	7,718.2	6,842.7
Unearned compensation	(331.2)	(340.1)
Treasury stock, at cost	(6,499.9)	(6,152.3)
Total shareholders' equity	887.1	350.3
Total liabilities and shareholders' equity	$ 7,478.8	$ 7,087.2

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts

	Common Shares		Additional Paid-in Capital	Treasury Shares		Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
	Shares	Amount		Shares	Amount			
Balance, January 1, 2001	566,655,874	$732.9	$1,144.9	166,218,956	$4,043.4	$4,893.7	$(1,269.7)	
Net income						1,146.6		$1,146.6
Other comprehensive income:								
Cumulative translation adjustment							(198.5)	(198.5)
Other							(23.0)	(23.0)
Total comprehensive income								$ 925.1
Dividends declared:								
Series B Convertible Preference Stock, net of income taxes						(21.3)		
Preferred stock						(.4)		
Common stock						(375.0)		
Shares issued for stock options	2,977,824		62.4	(2,977,824)	(5.3)			
Treasury stock acquired	(22,060,688)			22,060,688	1,263.3			
Other	3,149,323		(38.6)	(3,149,133)	(97.9)			
Balance, December 31, 2001	550,722,333	$732.9	$1,168.7	182,152,687	$5,203.5	$5,643.6	$(1,491.2)	
Net income						1,288.3		$1,288.3
Other comprehensive income:								
Cumulative translation adjustment							(327.1)	(327.1)
Other							(47.3)	(47.3)
Total comprehensive income								$ 913.9
Dividends declared:								
Series B Convertible Preference Stock, net of income taxes						(21.5)		
Preferred stock						(.4)		
Common stock						(391.5)		
Shares issued for stock options	2,310,247		7.0	(2,310,247)	(55.4)			
Treasury stock acquired	(20,348,812)			20,348,812	1,105.2			
Other	3,318,016		(41.8)	(3,318,016)	(101.0)			
Balance, December 31, 2002	536,001,784	$732.9	$1,133.9	196,873,236	$6,152.3	$6,518.5	$(1,865.6)	
Net income						1,421.3		$1,421.3
Other comprehensive income:								
Cumulative translation adjustment							4.0	4.0
Other							(5.2)	(5.2)
Total comprehensive income								$1,420.1
Dividends declared:								
Series B Convertible Preference Stock, net of income taxes						(25.5)		
Preferred stock						(.2)		
Common stock						(481.1)		
Shares issued for stock options	4,928,861		(20.9)	(4,928,861)	(96.9)			
Treasury stock acquired	(10,146,986)			10,250,146	554.9			
Other	2,913,518		13.2	(3,038,518)	(110.4)			
Balance, December 31, 2003	**533,697,177**	**$732.9**	**$1,126.2**	**199,156,003**	**$6,499.9**	**$7,433.0**	**$(1,866.8)**	

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Cash Flows

For the years ended December 31,	2003	2002	2001
Operating Activities			
Net income	$ 1,421.3	$ 1,288.3	$ 1,146.6
Adjustments to reconcile net income to net cash provided by operations:			
Restructuring	53.8	—	(8.9)
Depreciation and amortization	315.5	296.5	336.2
Gain before tax on sale of non-core product lines and other investment activities	(107.2)	(5.2)	(10.8)
Voluntary contributions to benefit plans	(84.1)	(110.0)	(95.7)
Deferred income taxes	(48.8)	35.3	73.0
Cash effects of changes in:			
Receivables	(14.4)	(18.0)	19.4
Inventories	(3.1)	(2.4)	(18.7)
Accounts payable and other accruals	188.7	107.7	29.8
Other non-current assets and liabilities	46.0	19.0	33.0
Net cash provided by operations	1,767.7	1,611.2	1,503.9
Investing Activities			
Capital expenditures	(302.1)	(343.7)	(340.2)
Sale of non-core product lines	127.6	—	12.5
Sales (purchases) of marketable securities and investments	41.9	(10.0)	(6.2)
Other	15.0	(3.5)	10.4
Net cash used in investing activities	(117.6)	(357.2)	(323.5)
Financing Activities			
Principal payments on debt	(804.0)	(763.5)	(595.9)
Proceeds from issuance of debt	229.2	964.5	887.9
Payments from outside investors	—	—	89.7
Dividends paid	(506.8)	(413.4)	(396.7)
Purchases of treasury shares	(554.9)	(1,105.2)	(1,263.3)
Proceeds from exercise of stock options	79.3	57.6	67.6
Net cash used in financing activities	(1,557.2)	(1,260.0)	(1,210.7)
Effect of exchange rate changes on cash and cash equivalents	4.5	1.2	(3.6)
Net increase (decrease) in cash and cash equivalents	97.4	(4.8)	(33.9)
Cash and cash equivalents at beginning of year	167.9	172.7	206.6
Cash and cash equivalents at end of year	$ 265.3	$ 167.9	$ 172.7
Supplemental Cash Flow Information			
Income taxes paid	$ 498.1	$ 558.8	$ 346.8
Interest paid	131.5	163.0	221.5
Principal payments on ESOP debt, guaranteed by the Company	23.5	17.8	12.9

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Notes to Consolidated Financial Statements

1. Nature of Operations

The Company manufactures and markets a wide variety of products in the U.S. and around the world in two distinct business segments: Oral, Personal, Household Surface and Fabric Care; and Pet Nutrition. Oral, Personal, Household Surface and Fabric Care products include toothpaste, oral rinses and toothbrushes, bar and liquid hand soaps, shower gels, shampoos, conditioners, deodorants and antiperspirants, shave products, laundry and dishwashing detergents, fabric conditioners, cleansers and cleaners, bleaches and other similar items. These products are sold primarily to wholesale and retail distributors worldwide. Pet Nutrition products include pet food products manufactured and marketed by Hill's Pet Nutrition. The principal customers for Pet Nutrition products are veterinarians and specialty pet retailers. Principal global trademarks include Colgate, Palmolive, Kolynos, Sorriso, Mennen, Protex, Ajax, Soupline, Suavitel, Fab, Science Diet and Prescription Diet in addition to various regional trademarks.

The Company's principal classes of products accounted for the following percentages of worldwide sales for the past three years:

	2003	2002	2001
Oral Care	34%	34%	34%
Personal Care	24	24	24
Household Surface Care	16	16	16
Fabric Care	13	13	13
Pet Nutrition	13	13	13

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Colgate-Palmolive Company and its majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. The Company's investments in consumer products companies with interests ranging between 20% and 50% are accounted for using the equity method. As of December 31, 2003 and 2002, equity method investments were $10.4 and $12.5, respectively. Investments with less than a 20% interest are accounted for using the cost method. Unrelated third parties hold the remaining ownership interest in these investments. Net income (loss) from such investments is recorded in Other (income) expense, net in the Consolidated Statements of Income.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. As such, the most significant uncertainty in the Company's assumptions and estimates involved in preparing the financial statements include pension and other retiree benefit cost assumptions, asset impairment, tax valuation allowances, and legal and other contingency reserves. Additionally, the Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Some judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates. Actual results could ultimately differ from those estimates.

Revenue Recognition

Sales are recorded at the time products are shipped to trade customers and when risk of ownership transfers. Net sales reflect units shipped at selling list prices reduced by sales returns and the cost of current and continuing promotional programs. Current promotional programs, such as product listing allowances, are recorded in the period incurred. Continuing promotional programs are predominantly consumer coupons and volume-based sales incentive arrangements with trade customers. The redemption cost of consumer coupons is based on historical redemption experience and is recorded when coupons are distributed. Volume-based incentives offered to trade customers are based on the estimated cost of the program and are recorded as products are sold.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, general and administrative expenses and were $700.8, $647.8 and $631.0 for the years ended December 31, 2003, 2002 and 2001, respectively.

Marketing Costs

The Company markets its products through advertising and other promotional activities. Advertising costs are included in selling, general and administrative expenses and are expensed as incurred. Certain consumer and trade promotional programs, such as consumer coupons, are recorded as a reduction of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of approximately 80% of inventories is determined using the first-in, first-out (FIFO) method. The cost of all other inventories, predominantly in the U.S. and Mexico, is determined using the last-in, first-out (LIFO) method.

Dollars in Millions Except Per Share Amounts

Property, Plant and Equipment

Land, buildings, and machinery and equipment are stated at cost. Depreciation is provided, primarily using the straight-line method, over estimated useful lives, ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings.

Goodwill and Other Intangibles

As described further below, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002. In accordance with SFAS No. 142, goodwill and indefinite life intangible assets, such as the Company's global brands, are no longer amortized but subject to annual impairment tests. The annual impairment tests were performed and did not result in an impairment charge. Prior to 2002, these assets were amortized on the straight-line method, generally over 40 years. Other intangible assets with finite lives, such as non-compete agreements, continue to be amortized over their useful lives, ranging from 5 to 40 years.

Income Taxes

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Provision is made currently for taxes payable on remittances of overseas earnings; no provision is made for taxes on overseas retained earnings that are deemed to be permanently reinvested.

Financial Instruments

Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information. The Company's derivative instruments that qualify for hedge accounting are primarily designated as either fair value hedges or cash flow hedges. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings.

The Company may also enter into certain foreign currency and interest rate derivative instruments that economically hedge certain of its risks but do not qualify for hedge accounting. Changes in fair value of these derivative instruments, based on quoted market prices, are recognized in earnings each period.

Stock-Based Compensation

Stock-based compensation plans, more fully described in Note 8, are accounted for under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The value of restricted stock awards, based on market prices, is amortized over the restriction period. No compensation expense has been recognized for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation":

	2003	2002	2001
Net income, as reported	$1,421.3	$1,288.3	$1,146.6
Deduct: pro forma stock option compensation expense, net of tax	44.2	39.5	44.9
Pro forma net income	$1,377.1	$1,248.8	$1,101.7
Earnings per share:			
Basic – as reported	$ 2.60	$ 2.33	$ 2.02
Basic – pro forma	2.52	2.26	1.94
Diluted – as reported	2.46	2.19	1.89
Diluted – pro forma	2.38	2.12	1.81

Pro forma stock option compensation expense above is the estimated fair value of options granted amortized over the vesting period. The weighted average estimated fair value of stock options granted in 2003, 2002 and 2001 was $13.46, $9.50 and $9.37, respectively. Fair value is estimated using the Black-Scholes option pricing model with the following assumptions: option term until exercise ranging from 2 to 8 years, volatility ranging from 21% to 33%, risk-free interest rate ranging from 1.7% to 4.4% and an expected dividend yield ranging from 2.0% to 2.5%. See Note 8 for a discussion of changes made to the Company's stock option plans in 2003.

Translation of Overseas Currencies

The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

For subsidiaries operating in highly inflationary environments, inventories, goodwill and property, plant and equipment are translated at the rate of exchange on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in net income.

Recent Accounting Pronouncements

On January 1, 2002, the Company adopted the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives," and Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," that relate to the classification of various types of sales incentives and promotional expenses. The Consolidated Statement of Income for 2001 has been revised to reflect the reclassification of certain sales incentives and promotional expenses from selling, general and administrative expenses to a reduction of net sales and cost of sales; however, the revision had no impact on the Company's financial position, net income or earnings per share. These reclassifications reduced net sales by $343.5 and cost of sales by $2.0, for the year ended December 31, 2001, with an offsetting reduction in selling, general and administrative expenses.

Dollars in Millions Except Per Share Amounts

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and indefinite life intangible assets but requires annual impairment reviews. In accordance with SFAS No. 142, prior period amounts were not restated. (Refer to Note 5 for additional information on goodwill and other intangible assets.) The following table presents previously reported net income and earnings per share for the year ended December 31, 2001, adjusted to exclude amortization expense, net of the related income tax effect for goodwill and other intangible assets that are no longer being amortized:

2001	Net Income	Basic EPS	Diluted EPS
Reported	$1,146.6	$2.02	$1.89
Add: amortization adjustment, net of tax	43.8	.08	.07
Adjusted	$1,190.4	$2.10	$1.96

On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize liabilities and costs associated with exit or disposal activities initiated after December 31, 2002 when they are incurred, rather than when management commits to an exit or disposal plan. SFAS No. 146 also requires that such liabilities be measured at fair value. The measurement and recognition of the restructuring activities in 2003 was in accordance with SFAS No. 146.

In 2003, the Company adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends the transition alternatives for the fair value method of accounting for stock-based compensation and requires additional disclosure on all stock-based compensation plans, as presented above.

On July 1, 2003, the Company adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities. The adoption of SFAS No. 149 did not have a material impact on the Company's Consolidated Financial Statements.

In December 2003, the FASB reissued Interpretation No. 46, "Consolidation of Variable Interest Entities," with certain modifications and clarifications. Application of this guidance was effective for interests in certain variable interest entities commonly referred to as special purpose entities as of December 31, 2003. Application for all other types of variable interest entities created prior to February 1, 2003 is required for the period ended after March 15, 2004 unless previously applied. The adoption of the revised interpretation in 2004 is not expected to impact the Company's Consolidated Financial Statements as the Company does not have investments in any unconsolidated special purpose or variable interest entities.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosure about defined benefit pension plans and other defined benefit postretirement plans. The Company has disclosed this additional information in Note 10.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was passed whereby a prescription drug benefit under Medicare was enacted as well as a federal subsidy to sponsors of retiree health care plans. The FASB has released FASB Staff Position No. 106-1, "FSP 106-1," which permits deferral of any accounting for the effects of the Act. The Company has elected to defer accounting for the effects of the Act as permitted by FSP 106-1 and is currently evaluating any effects the Act may have on its postretirement plans and its Consolidated Financial Statements. All measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements and notes do not reflect the potentially positive effects of the Act on the Company's postretirement benefit plans.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions and Divestitures

During 2003, 2002 and 2001, the Company did not make any significant acquisitions.

On December 18, 2003, the Company agreed to acquire GABA Holding AG (GABA), a privately owned European oral care company headquartered in Switzerland. The transaction is structured as an all-cash acquisition of between 80% and 100% of the outstanding shares of GABA for an aggregate price ranging from 800 million Swiss francs to 1,050 million Swiss francs (approximately $645.0 to $846.5 based on December 31, 2003 exchange rates). The acquisition is subject to regulatory approvals in several European countries and other customary closing conditions and is expected to be completed within the next three to five months.

The aggregate sale price of all 2003 divestitures was $127.6 related to the sale of European soap brands marketed in France, and the sale of various European detergent brands marketed in France, Italy and Scandinavia, resulting in a gain of $107.2 included in Other (income) expense, net. The Company did not have any significant divestitures in 2002. The aggregate sale price of all 2001 divestitures was $12.5 related to certain Central American detergent product lines.

4. Restructuring Activities

In line with the divestment of the European detergent brands and the Company's focus on the regionalization of manufacturing facilities to streamline and strengthen its operations, during 2003 the Company initiated the realignment of certain manufacturing operations and workforce reduction programs primarily in Europe, Latin America and Asia. The Company incurred $59.3 of costs in 2003 related to these activities:

	Termination Benefits	Incremental Depreciation	Total
Charges	$38.2	$ 21.1	$ 59.3
Cash payments	(5.5)	—	(5.5)
Charges against assets	—	(21.1)	(21.1)
Restructuring accrual	$32.7	$ —	$ 32.7

Dollars in Millions Except Per Share Amounts

Accrued termination benefits of $32.7 are expected to be paid in 2004. The Company expects to incur an additional $6.0 in related one-time termination benefits in the first half of 2004. Incremental depreciation of $21.1 was recorded to reflect shortened useful lives for long-lived assets that will be taken out of service prior to the end of their normal service period as a result of the regionalization of manufacturing facilities. Additional incremental depreciation of $5.4 will be incurred in 2004.

Costs for these restructuring activities are reflected in the Consolidated Statements of Income in Other (income) expense, net primarily in the Corporate segment as these decisions are corporate-driven and are not included in internal measures of segment operating performance. These restructuring activities are expected to be completed by the end of 2004, for a total cost of $70.7.

5. Goodwill and Other Intangible Assets

The net carrying value of goodwill as of December 31, 2003 and 2002 by operating segment is as follows:

	2003	2002
North America	$ 269.0	$ 250.1
Latin America	480.5	433.6
Europe	413.2	379.9
Asia/Africa	121.7	104.2
Total Oral, Personal, Household Surface and Fabric Care	1,284.4	1,167.8
Total Pet Nutrition	15.0	15.0
	$1,299.4	$1,182.8

The change in the net carrying amount of goodwill during the year ended December 31, 2003 is primarily due to the impact of foreign currency translation adjustments. The net carrying value of indefinite life intangible assets as of December 31, 2003 and 2002 was $357.5 and relates to certain of the Company's global brands.

Finite life intangible assets as of December 31, 2003 and 2002, subject to amortization expense, are comprised of the following:

	2003			2002		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	$371.3	$(134.4)	$236.9	$367.1	$(120.1)	$247.0
Other intangible assets	8.3	(5.1)	3.2	7.8	(3.8)	4.0
	$379.6	$(139.5)	$240.1	$374.9	$(123.9)	$251.0

Amortization expense of the above trademarks and other intangible assets was $12.3 for the year ended December 31, 2003. Annual estimated amortization expense for each of the next five years is expected to approximate $12.0. Such estimates do not reflect the impact of the pending acquisition of GABA (see Note 3).

6. Long-Term Debt and Credit Facilities

Long-term debt consists of the following at December 31:

	Weighted Average Interest Rate	Maturities	2003	2002
Notes	5.0%	2004-2078	$1,972.9	$2,244.7
Payable to banks	3.8	2004-2007	626.7	495.7
ESOP notes, guaranteed by the Company	8.7	2004-2009	303.9	327.3
Commercial paper	2.0	2004	46.1	391.4
Capitalized leases			49.7	50.2
			2,999.3	3,509.3
Less: current portion of long-term debt			314.4	298.5
			$2,684.9	$3,210.8

Commercial paper and certain current maturities of notes payable totaling $562.4 are classified as long-term debt as the Company has the intent and ability to refinance such obligations on a long-term basis. Scheduled maturities of long-term debt and capitalized leases outstanding as of December 31, 2003, excluding commercial paper and certain current maturities of notes payable reclassified, are as follows: 2004—$314.4; 2005—$339.8; 2006—$271.1; 2007—$256.0; 2008—$219.6 and $1,036.0 thereafter. The Company has entered into interest rate swap agreements and foreign exchange contracts related to certain of these debt instruments (see Note 7).

At December 31, 2003, the Company had unused credit facilities amounting to $1,868.8 and also had $535.0 of medium-term notes available for issuance pursuant to an effective shelf registration statement. Commitment fees related to credit facilities are not material. The weighted average interest rate on short-term borrowings, included in Notes and loans payable in the Consolidated Balance Sheets, as of December 31, 2003 and 2002, was 3.1% and 6.4%, respectively.

Certain of the Company's financing arrangements require the maintenance of a minimum ratio of operating cash flow to debt. The ESOP notes guaranteed by the Company and certain amounts payable to banks contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

Dollars in Millions Except Per Share Amounts

7. Fair Value of Financial Instruments

The Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Some judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Derivative Instruments

Following are the notional amounts and net recorded fair values of the Company's derivative instruments:

	2003		2002	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Interest rate swap contracts	$ 959.2	$ 36.6	$1,103.8	$46.6
Foreign currency contracts	1,430.7	(67.8)	1,334.1	4.6

The Company utilizes interest rate swap contracts to manage its targeted mix of fixed and floating rate debt. Forward and swap contracts are utilized to hedge a portion of the Company's foreign currency purchases and assets and liabilities created in the normal course of business. Forward contracts used in hedging forecasted foreign currency purchases have durations no greater than 18 months. It is the Company's policy to enter into derivative instruments with terms that match the underlying exposure being hedged. As such, the Company's derivative instruments are considered highly effective and the net gain or loss from hedge ineffectiveness was not material.

The cumulative gains (losses) related to those foreign currency contracts and interest rate swap contracts designated as cash flow hedges expected to be recognized in earnings over the next 12 months, when the offsetting effects of the hedged item are also recorded in earnings, are $(6.2) and $(4.0), respectively.

Other Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivables, marketable securities, long-term investments and short-term debt approximated fair value as of December 31, 2003 and 2002. The estimated fair value of the Company's long-term debt, including current portion, as of December 31, 2003 and 2002, was $2,999.8 and $3,779.7, respectively, and the related carrying value was $2,999.3 and $3,509.3, respectively.

Credit Risk

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA-/Aa3 or higher.

8. Capital Stock and Stock Compensation Plans

Preferred Stock

Preferred Stock consists of 250,000 authorized shares without par value. In June 2003, the Company redeemed all outstanding shares of its $4.25 Preferred Stock at the stated redemption price of $100 per share. As of December 31, 2002, 103,160 shares of $4.25 Preferred Stock were outstanding.

Preference Stock

In 1988, the Company authorized the issuance of 50,000,000 shares of Series B Convertible Preference Stock (the Preference Stock), without par value. The Preference Stock is convertible into eight shares of common stock. As of December 31, 2003 and 2002, 4,506,520 and 4,777,538 shares of Preference Stock, respectively, were outstanding and issued to the Company's Employee Stock Ownership Plan.

Shareholder Rights Plan

Under the Company's Shareholder Rights Plan, each share of the Company's common stock carries with it one Preference Share Purchase Right (Rights). The Rights do not have voting power or pay dividends and become exercisable upon the acquisition or tender of 15% or more of the Company's common stock. When exercisable, each Right entitles a holder to buy one two-hundredth of a share of a new series of preference stock at an exercise price of $220.00, subject to adjustment.

If 15% or more of the Company's common stock is acquired, each Right will entitle its holder (other than the acquirer) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice the Right's exercise price.

In addition, if 15% to 50% of the Company's common stock is acquired, the Board of Directors may exchange part or all of the Rights (other than Rights held by the acquirer) for shares of the Company's common stock on a one-for-one basis.

If the Company is acquired in a merger or other business combination, each Right will entitle a holder to buy, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

The Board of Directors may amend the Rights or redeem the Rights for $.01 at any time before the acquisition of 15% or more of the Company's common stock and is also authorized to reduce the 15% threshold to not less than 10%. Unless redeemed earlier, the Rights will expire on October 31, 2008.

Stock Repurchases

The Company purchases shares under a stock repurchase program authorized by the Board of Directors. Stock purchases in 2003 were $554.9.

Incentive Stock Plan

The Company has a plan that provides for grants of restricted stock awards for officers and other executives of the Company and its major subsidiaries. A committee of independent members of the Board of Directors administers the plan. The awarded shares are made in common stock and vest at the end of the restriction period, generally between three and five years. During 2003 and 2002, 499,000 and 549,000 shares, respectively, were awarded to employees in accordance with the provisions of the plan. The Company recognized compensation expense for the plan of $30.1, $29.5 and $26.6 for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, there were 2,032,000 restricted shares awarded but not vested.

Stock Option Plans

The Company's Stock Option Plans (the Stock Option Plans) provide for the issuance of non-qualified stock options to officers and key employees that generally vest over three to five years. In September 2003, the Company reduced the contractual term of the grants from ten years to six years and eliminated the reload feature described below. As of December 31, 2003, 13,664,000 shares of common stock were available for future grants.

Prior to September 2003, the Stock Option Plans contained a reload feature that provided for the grant of new options when previously owned shares of Company stock were used to exercise existing options. The number of new options granted under this feature was equal to the number of shares of previously owned Company stock used to exercise the original options and to pay the related required U.S. income tax. The new options were granted at a price equal to the fair market value on the date of the new grant and had shorter expected lives as they had the same expiration date as the original options exercised and vested over six months.

Stock option plan activity is summarized below:

	2003		2002		2001	
	Shares (in thousands)	**Weighted Average Exercise Price**	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price
Options outstanding, January 1	43,054	$46	40,933	$44	39,143	$41
Granted	5,458	57	6,229	55	7,842	57
Exercised	(7,315)	29	(3,049)	32	(5,565)	37
Canceled or expired	(849)	57	(1,059)	56	(487)	56
Options outstanding, December 31	40,348	51	43,054	46	40,933	44
Options exercisable, December 31	28,371	$49	30,555	$43	26,549	$39

The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2003:

Range of Exercise Prices	Weighted Average Remaining Contractual Life (in years)	Options Outstanding (in thousands)	Weighted Average Exercise Price	Options Exercisable (in thousands)	Weighted Average Exercise Price
$12.95 – $19.42	1	948	$16	948	$16
$19.43 – $32.37	3	2,316	26	2,263	26
$32.38 – $45.32	4	4,109	37	3,993	37
$45.33 – $51.80	6	4,595	48	3,965	48
$51.81 – $58.27	6	25,443	56	14,539	55
$58.28 – $64.75	3	2,937	60	2,663	60
	5	40,348	$51	28,371	$49

Dollars in Millions Except Per Share Amounts

9. Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (ESOP) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements. The ESOP issued $410.0 of long-term notes due through 2009 bearing an average interest rate of 8.7%. The long-term notes, which are guaranteed by the Company, are reflected in the accompanying Consolidated Balance Sheets. The ESOP used the proceeds of the notes to purchase 6.3 million shares of the Preference Stock from the Company. The Preference Stock has a minimum redemption price of $65 per share and pays semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. During 2000, the ESOP entered into a loan agreement with the Company under which the benefits of the ESOP may be extended through 2035.

Dividends on the Preference Stock, as well as on the common shares also held by the ESOP, are paid to the ESOP trust and, together with cash contributions and advances from the Company, are used by the ESOP to repay principal and interest on the outstanding notes. Preference Stock is released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loan. As of December 31, 2003, 1,676,597 shares were allocated to participant accounts and 2,829,923 shares were available for future allocation.

Dividends on the Preference Stock are deductible for income tax purposes and, accordingly, are reflected net of their tax benefit in the Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts.

Annual expense related to the leveraged ESOP, determined as interest incurred on the original notes, plus the higher of either principal payments or the historical cost of Preference Stock allocated, less dividends received on the shares held by the ESOP and advances from the Company, was $5.3 in 2003, $7.0 in 2002 and $0 in 2001. Unearned compensation, which is shown as a reduction in shareholders' equity, represents the amount of ESOP debt outstanding reduced by the difference between the cumulative cost of Preference Stock allocated and the cumulative principal payments.

Interest incurred on the ESOP's notes was $27.1 in 2003, $29.0 in 2002 and $30.4 in 2001. The Company paid dividends on the shares held by the ESOP of $34.5 in 2003, $29.6 in 2002 and $29.4 in 2001. Company contributions to the ESOP were $19.0 in 2003, $15.9 in 2002 and $0 in 2001.

10. Retirement Plans and Other Retiree Benefits

Retirement Plans

The Company, its U.S. subsidiaries and some of its overseas subsidiaries maintain defined benefit retirement plans covering substantially all of their employees. Benefits are based primarily on years of service and employees' career earnings. In the Company's principal U.S. plans, funds are contributed to the trusts in accordance with regulatory limits to provide for current service and for any unfunded projected benefit obligation over a reasonable period. Assets of the plans consist principally of common stocks, guaranteed investment contracts with insurance companies, investments in real estate funds, and U.S. Government and corporate obligations. The Company's pension plan asset allocations at December 31 are as follows:

	2003	2002	2003	2002
	United States		International	
Asset Category				
Equity securities	60%	48%	49%	47%
Debt securities	33	43	44	48
Real estate and other	7	9	7	5
Total	100%	100%	100%	100%

Equity securities in the U.S. plans include investments in the Company's common stock representing 8% and 9% of plan assets at December 31, 2003 and 2002, respectively.

Other Retiree Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees to the extent not provided by government-sponsored plans. The Company utilizes a portion of its leveraged ESOP, in the form of future retiree contributions, to reduce its obligation to provide these postretirement benefits and to offset its current service cost. Postretirement benefits otherwise are not currently funded.

Dollars in Millions Except Per Share Amounts

The Company uses a December 31 measurement date for its defined benefit retirement plans and postretirement benefit plans. Summarized information for the Company's defined benefit retirement plans and postretirement plans are as follows:

	Pension Benefits				Other Retiree Benefits	
	2003	2002	**2003**	2002	**2003**	2002
	United States		International			
Change in Benefit Obligation						
Benefit obligation at beginning of year	$1,116.3	$1,028.5	$ 413.0	$ 357.1	$ 185.8	$ 183.6
Service cost	39.4	34.5	13.7	12.4	(4.5)	(4.0)
Interest cost	74.5	72.6	25.7	22.6	19.8	17.5
Participants' contributions	2.7	2.9	2.7	2.2	—	—
Acquisitions/plan amendments	—	1.0	1.3	.2	—	(.4)
Actuarial loss	87.7	62.4	31.3	8.1	47.8	.5
Foreign exchange impact	—	—	62.1	34.6	3.9	2.6
Benefit payments	(88.2)	(85.6)	(31.5)	(24.2)	(14.6)	(14.0)
Benefit obligation at end of year	$1,232.4	$1,116.3	$ 518.3	$ 413.0	$ 238.2	$ 185.8
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 905.7	$ 900.1	$ 217.0	$ 217.1	$ —	$ —
Actual return on plan assets	146.8	(57.2)	24.6	(11.5)	—	—
Company contributions	92.6	145.5	29.0	17.8	14.7	14.0
Participants' contributions	2.7	2.9	2.7	2.2	—	—
Foreign exchange impact	—	—	27.3	15.6	—	—
Benefit payments	(88.2)	(85.6)	(31.5)	(24.2)	(14.7)	(14.0)
Fair value of plan assets at end of year	$1,059.6	$ 905.7	$ 269.1	$ 217.0	$ —	$ —
Funded Status						
Funded status at end of year	$ (172.8)	$ (210.6)	$(249.2)	$(196.0)	$(238.2)	$(185.8)
Unrecognized net actuarial loss	381.2	393.5	124.5	95.3	62.2	14.7
Unrecognized transition/prior service costs	15.3	18.5	11.1	6.4	(3.2)	(4.3)
Net amount recognized	$ 223.7	$ 201.4	$(113.6)	$ (94.3)	$(179.2)	$(175.4)
Amounts Recognized in Balance Sheet						
Prepaid benefit cost	$ 348.8	$ 311.6	$ 21.2	$ 16.0	$ —	$ —
Accrued benefit liability	(164.3)	(148.8)	(204.8)	(159.4)	(179.2)	(175.4)
Accumulated other comprehensive income	39.2	38.6	70.0	49.1	—	—
Net amount recognized	$ 223.7	$ 201.4	$(113.6)	$ (94.3)	$(179.2)	$(175.4)
Weighted Average Assumptions Used to Determine Benefit Obligations						
Discount rate	6.25%	6.75%	6.03%	6.51%	6.25%	6.75%
Long-term rate of compensation increase	4.25%	4.25%	3.79%	3.84%	—	—
ESOP growth rate	—	—	—	—	10.00%	10.00%
Weighted Average Assumptions Used to Determine Net Periodic Benefit Costs						
Discount rate	6.75%	7.25%	6.51%	6.69%	6.75%	7.25%
Long-term rate of return on plan assets	8.00%	9.00%	8.48%	8.86%	—	—
Long-term rate of compensation increase	4.25%	4.75%	3.84%	3.96%	—	—
ESOP growth rate	—	—	—	—	10.00%	10.00%

The overall investment objective is to balance risk and return so that obligations to employees are met. The Company evaluates its long-term rate of return on plan assets on an annual basis. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. The assumed rate of return for 2003 for the United States plans was 8.00%. Historical rates of return for the United States plans for the most recent 15-year period was 8.9%. In addition, the current rate of return assumption for the United States plans is based upon a targeted asset allocation of approximately 35% in fixed income securities (which are expected to earn approximately 5% to 6% in the long-term), 61% equity securities (which are expected to earn approximately 9% to 11% in the long-term) and 4% in real estate and other (which are expected to earn approximately 6% in the long-term). Similar assessments were performed in determining rates of returns on international pension plan assets, to arrive at the Company's current weighted average rate of return of 8.48%.

The United States pension benefits include funded qualified plans covering most domestic employees and certain unfunded non-qualified plans. As of December 31, 2003 and 2002, the United States qualified pension plans had benefit obligations of $1,032.2 and $939.8, and plan assets of $1,056.3 and $902.4, respectively.

The Company expects to voluntarily contribute a minimum of $30.0 to its pension plans during 2004.

Dollars in Millions Except Per Share Amounts

	Pension Benefits						Other Retiree Benefits		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	United States			International					
Components of Net Periodic Benefit Costs									
Service cost	$ 39.4	$ 34.5	$ 31.8	$ 13.7	$ 12.4	$ 11.1	$ 6.3	$ 5.0	$ 4.0
Interest cost	74.5	72.6	71.5	25.7	22.6	21.5	19.8	17.5	16.6
Annual ESOP allocation	—	—	—	—	—	—	(10.8)	(9.0)	(8.6)
Expected return on plan assets	(73.2)	(82.5)	(86.6)	(17.3)	(16.9)	(18.7)	—	—	—
Amortization of transition/prior service costs	3.2	3.1	7.1	.2	(.1)	.1	(1.0)	(1.0)	(1.0)
Amortization of actuarial loss (gain)	26.4	9.5	.8	4.3	2.0	.7	1.1	.2	.1
Net periodic benefit cost	$ 70.3	$ 37.2	$ 24.6	$ 26.6	$ 20.0	$ 14.7	$ 15.4	$12.7	$11.1

The accumulated benefit obligation for the United States pension plans was $1,151.5 and $1,049.5, respectively, as of December 31, 2003 and 2002. The accumulated benefit obligation for the International plans was $453.3 and $358.6, respectively, as of December 31, 2003 and 2002. The accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $574.4 and $212.1, respectively, as of December 31, 2003, and $448.5 and $148.2, respectively, as of December 31, 2002. These amounts represent non-qualified domestic plans and plans at foreign locations that are primarily unfunded; as such, book reserves equal to the unfunded amounts have been recorded.

The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $778.6 and $324.2, respectively, as of December 31, 2003, and $1,517.6 and $1,108.5, respectively, as of December 31, 2002.

The assumed medical cost trend rate used in measuring the postretirement benefit obligation was 9% for 2004, 8% for 2005, 7% for 2006, 6% for 2007 and 5% for years thereafter. Changes in this rate can have a significant effect on amounts reported. The effect of a 1% increase in the assumed medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $30.0 and increase the annual expense by approximately $2.0. The effect of a 1% decrease in the assumed medical cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $22.5 and decrease the annual expense by approximately $1.5.

The Company is currently evaluating any effects the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) may have on its postretirement plan and its Consolidated Financial Statements. Accordingly, all measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost presented herein do not reflect the potentially positive effects of the Act on the Company's postretirement benefit plans.

11. Income Taxes

The provision for income taxes consists of the following for the three years ended December 31:

	2003	2002	2001
United States	$209.2	$176.5	$153.5
International	411.4	405.5	368.6
	$620.6	$582.0	$522.1

The components of income before income taxes are as follows for the three years ended December 31:

	2003	2002	2001
United States	$ 602.0	$ 548.4	$ 474.5
International	1,439.9	1,321.9	1,194.2
	$2,041.9	$1,870.3	$1,668.7

The difference between the statutory U.S. federal income tax rate and the Company's global effective tax rate as reflected in the Consolidated Statements of Income is as follows:

Percentage of Income Before Tax	2003	2002	2001
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	.9	.6	.6
Effect of overseas asset revaluations	(3.1)	—	(.4)
Earnings taxed at other than U.S. statutory rate	(1.4)	(3.2)	(2.6)
Other, net	(1.0)	(1.3)	(1.3)
Effective tax rate	30.4%	31.1%	31.3%

In addition, net tax benefits of $34.3 in 2003, $51.1 in 2002 and $54.4 in 2001 recorded directly through equity include tax benefits related to certain employee benefit plans and exchange losses on U.S. dollar-denominated investments in foreign subsidiaries.

Dollars in Millions Except Per Share Amounts

Temporary differences between accounting for financial statement purposes and accounting for tax purposes result in taxes currently payable being higher (lower) than the total provision for income taxes as follows:

	2003	2002	2001
Intangible assets	$ 22.1	$ 4.3	$ 3.4
Restructuring activities	20.3	—	—
Property, plant and equipment	(13.4)	(1.0)	(12.1)
Pension and other postretirement benefits	(24.5)	(19.6)	(29.0)
Other, net	56.8	(34.2)	(4.1)
	$ 61.3	$(50.5)	$(41.8)

The components of deferred tax assets (liabilities) are as follows at December 31:

	2003	2002
Deferred Taxes – Current:		
Accrued liabilities	$ 76.7	$ 75.3
Other, net	59.7	35.1
Total deferred taxes, current	136.4	110.4
Deferred Taxes – Long-term:		
Intangible assets	(231.1)	(253.2)
Property, plant and equipment	(280.4)	(267.0)
Tax loss and tax credit carryforwards	166.2	146.1
Other, net	.9	(13.4)
Valuation allowance	(111.6)	(101.3)
Total deferred taxes, long-term	(456.0)	(488.8)
Net deferred taxes	$(319.6)	$(378.4)

The major component of the 2003 and 2002 valuation allowance relates to tax benefits in certain jurisdictions arising from net operating losses not expected to be realized.

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $1,300 of undistributed earnings of foreign subsidiaries at December 31, 2003. These earnings have been and are currently considered to be permanently invested and are currently not subject to such taxes. Determining the tax liability that would arise if these earnings were remitted is not practicable.

12. Earnings Per Share

	For the Year Ended 2003			For the Year Ended 2002			For the Year Ended 2001		
	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share
Net income	$1,421.3			$1,288.3			$1,146.6		
Preferred dividends	(25.7)			(21.9)			(21.7)		
Basic EPS	1,395.6	537.2	$2.60	1,266.4	542.7	$2.33	1,124.9	557.8	$2.02
Stock options and restricted stock		4.9			7.3			8.8	
Convertible preference stock	25.5	36.7		21.5	39.1		21.3	41.1	
Diluted EPS	$1,421.1	578.8	$2.46	$1,287.9	589.1	$2.19	$1,146.2	607.7	$1.89

In determining the dilutive effect of the stock options, the number of shares resulting from the assumed exercise of the options is appropriately reduced by the number of shares that could have been purchased by the Company with the proceeds from the exercise of such options.

Dollars in Millions Except Per Share Amounts

13. Commitments and Contingencies

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $79.8 in 2004, $72.7 in 2005, $64.7 in 2006, $57.8 in 2007, $57.4 in 2008 and $95.8 thereafter. Rental expense amounted to $113.1 in 2003, $97.8 in 2002 and $96.9 in 2001. Contingent rentals, sublease income and capital leases, which are included in fixed assets, are not significant. The Company has various long-term contractual commitments to purchase raw, packaging and other materials totaling $503.4 through 2008.

The Company is contingently liable with respect to lawsuits, taxes and other matters arising out of the normal course of business.

As a matter of course, the Company is regularly audited by the Internal Revenue Service (IRS). The IRS has completed its examination of the Company's federal income tax returns for 1996 through 1998 and has proposed an assessment that challenges the Company's tax deductions for compensation in connection with expatriate executives. The Company is pursuing an administrative appeal before the IRS with respect to this issue. The Company believes that its tax position complies with the applicable tax law and intends to defend its position vigorously. While it is possible that the resolution of this contingency could affect the Company's cash flows and results of operations in any particular quarter or year, it is the opinion of management that the ultimate disposition of this matter, to the extent not previously provided for, will not have a material impact on the financial position, results of operations or ongoing cash flows of the Company.

The Company is party to various superfund and other environmental matters in connection with prior acquisitions and has been named as a potentially responsible party for the cleanup, restoration and post-closure monitoring of several sites. The Company has been apportioned a share of the liabilities associated with the cleanup activities, and substantially all of these liabilities have been acknowledged in writing as being covered by investment-grade insurance carriers that are presently making all their required payments directly to the cleanup efforts and are expected to do so in the future. Management proactively reviews and monitors its exposure to, and the impact of, environmental matters. While it is possible that the nonperformance of other potentially responsible parties or the resolution of other contingencies arising out of the normal course of business could affect the cash flows and results of operations in any particular quarter or year, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the financial position, results of operations or ongoing cash flows of the Company.

In 1995, the Company acquired the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. On September 8, 1998, the Company's Brazilian subsidiary received notice of an administrative proceeding from the Central Bank of Brazil primarily taking issue with certain foreign exchange filings made with the Central Bank in connection with the financing of this strategic transaction, but in no way challenging or seeking to unwind the acquisition. The Central Bank of Brazil in January 2001 notified the Company of its decision in this administrative proceeding to impose a fine, which, at the current exchange rate, approximates $90. The Company has appealed the decision to the Brazilian Monetary System Appeals Council (the Council), thereby suspending the fine pending the decision of the Council. If the fine is affirmed, interest and penalties may also be assessed. Further appeals are available within the Brazilian federal courts. Management believes, based on the opinion of its Brazilian legal counsel and other experts, that the filings challenged by the Central Bank fully complied with Brazilian law and that the Company will prevail on appeal. The Company intends to challenge this fine vigorously.

In addition, Brazilian prosecutors are reviewing the foregoing transactions as part of an overall examination of all international transfers of reais through non-resident current accounts during the 1992 to 1998 time frame, which the Company understands involves hundreds and possibly thousands of other individuals and companies. In November 2003, these prosecutors requested that a federal judge authorize criminal charges against certain current and former officers of the Company's Brazilian subsidiary based on the same allegations made in the Central Bank and tax proceedings, discussed herein. The Company recently learned that the federal judge agreed to authorize the charges. Management believes, based on the opinion of its Brazilian legal counsel, that these officers behaved in all respects properly and in accordance with law in connection with the financing of the Kolynos acquisition. Management intends to support and defend these officers vigorously in any resulting proceeding.

Dollars in Millions Except Per Share Amounts

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda., the Brazilian subsidiary of the Seller, and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's subsidiary. Management believes, based on the opinion of its Brazilian legal counsel, that the Company will ultimately prevail in this action. The Company intends to challenge this action vigorously.

In addition, the Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary in connection with the financing of the Kolynos acquisition, imposing a tax assessment that, at the current exchange rate, approximates $35. The Company and the tax authority have appealed this decision to the First Board of Taxpayers, and further appeals are available within the Brazilian federal courts. Management believes, based on the opinion of its Brazilian legal counsel and other experts, that the disallowance is without merit and that the Company will prevail on appeal. The Company intends to challenge this assessment vigorously.

While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be affected by the one-time impacts of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the Company's financial position, results of operations or ongoing cash flows.

14. Segment Information

The Company operates in two product segments: Oral, Personal, Household Surface and Fabric Care; and Pet Nutrition. The operations of the Oral, Personal, Household Surface and Fabric Care segment are managed geographically in four reportable operating segments: North America, Latin America, Europe and Asia/Africa. Management evaluates segment performance based on several factors, including operating profit. The Company uses operating profit as a measure of operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

The accounting policies of the operating segments are generally the same as those described in Note 2. Intercompany sales have been eliminated. Amounts for certain businesses in the Caribbean, which were previously reported in Latin America, have been reclassified to North America to conform with current year presentation and change in management responsibilities. Corporate operations include research and development costs, unallocated overhead costs, restructuring costs, and gains and losses on sales of non-strategic brands and assets. Corporate assets primarily include benefit plan assets. Segment information regarding net sales, operating profit, capital expenditures, depreciation and amortization, and identifiable assets is detailed below:

Net Sales	2003	2002	2001
Oral, Personal, Household Surface and Fabric Care			
North America [1]	$2,356.2	$2,374.1	$2,299.9
Latin America	2,179.5	2,206.8	2,356.0
Europe	2,304.1	1,984.3	1,835.0
Asia/Africa	1,747.5	1,542.0	1,484.3
Total Oral, Personal, Household Surface and Fabric Care	8,587.3	8,107.2	7,975.2
Total Pet Nutrition [2]	1,316.1	1,187.1	1,109.1
Total Net Sales	$9,903.4	$9,294.3	$9,084.3

(1) Net sales in the U.S. for Oral, Personal, Household Surface and Fabric Care were $1,986.9, $2,030.4 and $1,976.7 in 2003, 2002 and 2001, respectively.

(2) Net sales in the U.S. for Pet Nutrition were $752.8, $714.5 and $661.5 in 2003, 2002 and 2001, respectively.

Operating Profit	2003	2002	2001
Oral, Personal, Household Surface and Fabric Care			
North America	$ 547.4	$ 578.7	$ 516.6
Latin America	613.3	647.4	663.2
Europe	488.2	409.0	342.6
Asia/Africa	280.7	232.6	195.9
Total Oral, Personal, Household Surface and Fabric Care	1,929.6	1,867.7	1,718.3
Total Pet Nutrition	371.0	318.3	282.1
Total Corporate	(134.6)	(172.9)	(165.6)
Total Operating Profit	$2,166.0	$2,013.1	$1,834.8

Capital Expenditures	2003	2002	2001
Oral, Personal, Household Surface and Fabric Care			
North America	$ 48.3	$ 65.0	$ 70.5
Latin America	72.9	106.4	115.6
Europe	47.4	37.7	33.3
Asia/Africa	58.1	54.6	36.5
Total Oral, Personal, Household Surface and Fabric Care	226.7	263.7	255.9
Total Pet Nutrition	38.3	39.4	37.0
Total Corporate	37.1	40.6	47.3
Total Capital Expenditures	$302.1	$343.7	$340.2

Dollars in Millions Except Per Share Amounts

Depreciation and Amortization	2003	2002	2001
Oral, Personal, Household Surface and Fabric Care			
North America	$ 83.3	$ 82.1	$102.8
Latin America	55.6	53.8	69.3
Europe	65.7	57.3	64.9
Asia/Africa	49.7	46.3	47.8
Total Oral, Personal, Household Surface and Fabric Care	254.3	239.5	284.8
Total Pet Nutrition	31.9	28.7	28.1
Total Corporate	29.3	28.3	23.3
Total Depreciation and Amortization	$315.5	$296.5	$336.2

Identifiable Assets	2003	2002
Oral, Personal, Household Surface and Fabric Care		
North America	$2,081.8	$2,064.3
Latin America	1,757.2	1,661.4
Europe	1,542.2	1,371.9
Asia/Africa	1,123.9	1,005.3
Total Oral, Personal, Household Surface and Fabric Care	6,505.1	6,102.9
Total Pet Nutrition	587.2	552.5
Total Corporate	386.5	431.8
Total Identifiable Assets[1]	$7,478.8	$7,087.2

(1) Long-lived assets in the U.S., primarily property, plant and equipment and goodwill and other intangibles, represented approximately one-third of total long-lived assets of $4,466.0 and $4,315.7 in 2003 and 2002, respectively.

15. Supplemental Income Statement Information

Other (Income) Expense, Net	2003	2002	2001
Minority interest	$ 45.2	$ 41.3	$ 40.1
Amortization of intangible assets	12.3	12.5	68.0
Equity losses/(income)	(.3)	.6	(.2)
Gain on sales of non-core product lines, net	(107.2)	—	(10.8)
Restructuring activities	59.3	—	—
Other, net	(24.3)	(31.4)	(2.6)
	$ (15.0)	$ 23.0	$ 94.5

Interest Expense, Net	2003	2002	2001
Interest incurred	$132.1	$158.2	$192.4
Interest capitalized	(4.0)	(7.4)	(14.4)
Interest income	(4.0)	(8.0)	(11.9)
	$124.1	$142.8	$166.1
Research and development	$204.8	$196.6	$184.9
Media advertising	$514.0	$486.6	$509.0

16. Supplemental Balance Sheet Information

Inventories	2003	2002
Raw materials and supplies	$182.3	$176.6
Work-in-process	30.4	30.1
Finished goods	505.6	465.0
	$718.3	$671.7

Inventories valued under LIFO amounted to $153.0 and $155.8 at December 31, 2003 and 2002, respectively. The excess of current cost over LIFO cost at the end of each year was $44.0 and $44.1, respectively. The liquidations of LIFO inventory quantities had no effect on income in 2003, 2002 and 2001.

Property, Plant and Equipment, Net	2003	2002
Land	$ 142.2	$ 132.7
Buildings	853.0	771.8
Machinery and equipment	4,074.0	3,752.4
	5,069.2	4,656.9
Accumulated depreciation	(2,527.0)	(2,165.6)
	$ 2,542.2	$ 2,491.3

Other Accruals	2003	2002
Accrued advertising	$ 344.7	$315.2
Accrued payroll and employee benefits	283.7	231.4
Accrued interest	19.7	19.1
Accrued taxes other than income taxes	73.7	75.3
Restructuring accrual	32.7	—
Other	335.5	264.6
	$1,090.0	$905.6

Other Liabilities	2003	2002
Minority interest	$ 214.4	$209.1
Pension and other benefits	548.3	483.6
Other	242.7	195.9
	$1,005.4	$888.6

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of cumulative foreign currency translation gains and losses, minimum pension liability adjustments, unrealized gains and losses from derivative instruments designated as cash flow hedges, and unrealized gains and losses from available-for-sale securities. As of December 31, 2003 and 2002, accumulated other comprehensive income primarily consisted of cumulative foreign currency translation adjustments.

The 2003 cumulative translation adjustment resulted largely from the $58.6 impact of the strengthening euro, related primarily to euro-denominated long-term debt, offset by stronger currencies in Brazil and Argentina with adjustments of $55.6 and $10.6, respectively. The 2002 cumulative translation adjustment resulted primarily from devaluation of the Brazilian real of $175.9 and the Argentine peso of $28.5.

Dollars in Millions Except Per Share Amounts

17. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Net sales	$2,348.4	$2,458.6	$2,523.8	$2,572.6
Gross profit	1,298.2	1,352.8	1,387.3	1,409.0
Net income	324.0	359.8	365.4	372.1[1]
Earnings per common share:				
Basic	.59	.66	.67	.68
Diluted	.56	.62	.63	.65
2002				
Net sales	$2,195.2	$2,297.0	$2,381.7	$2,420.4
Gross profit	1,202.8	1,244.0	1,302.6	1,320.7
Net income	289.7	327.0	330.7	340.9
Earnings per common share:				
Basic	.52	.59	.60	.62
Diluted	.49	.55	.57	.59

(1) Net income for the fourth quarter of 2003 includes a net aftertax benefit of $22.4 resulting from the gain on the sale of certain European detergent brands, offset by restructuring and other one-time charges.

Market and Dividend Information

The Company's common stock is listed on the New York Stock Exchange. The trading symbol for the common stock is CL. Dividends on the common stock have been paid every year since 1895 and the amount of dividends paid per common share has increased for 41 consecutive years.

Market Price of Common Stock

Quarter Ended	2003		2002	
	High	Low	High	Low
March 31	$55.75	$49.10	$57.75	$54.10
June 30	60.88	54.52	58.73	47.95
September 30	58.31	53.35	56.14	44.36
December 31	58.62	49.13	57.91	51.04
Closing Price	$50.05		$52.43	

Dividends Paid Per Share

Quarter Ended	2003	2002
March 31	$.18	$.18
June 30	.24	.18
September 30	.24	.18
December 31	.24	.18
Total	$.90	$.72

Licensed Trademarks

Eleven-Year Financial Summary[1]

	Ten-year compound annual growth rate	2003	2002	2001	2000
Continuing Operations					
Net sales[2]	3.5%	$9,903.4	$9,294.3	$9,084.3	$9,004.4
Results of operations:					
Net income	10.0%	1,421.3	1,288.3	1,146.6	1,063.8
Per share, basic	12.0%	2.60	2.33	2.02	1.81
Per share, diluted	12.0%	2.46	2.19	1.89	1.70
Depreciation and amortization expense		315.5	296.5	336.2	337.8
Financial Position					
Current ratio		1.0	1.0	1.0	1.0
Property, plant and equipment, net		2,542.2	2,491.3	2,513.5	2,528.3
Capital expenditures		302.1	343.7	340.2	366.6
Total assets		7,478.8	7,087.2	6,984.8	7,252.3
Long-term debt		2,684.9	3,210.8	2,812.0	2,536.9
Shareholders' equity		887.1	350.3	846.4	1,468.1
Share and Other					
Book value per common share		1.71	.69	1.54	2.57
Cash dividends declared and paid per common share		.90	.72	.675	.63
Closing price		50.05	52.43	57.75	64.55
Number of common shares outstanding (in millions)		533.7	536.0	550.7	566.7
Number of common shareholders of record		37,700	38,800	40,900	42,300
Average number of employees		36,600	37,700	38,500	38,300


Philippines

Dollars in Millions Except Per Share Amounts

1999	1998	1997	1996	1995	1994	1993
$8,801.5	$8,660.8	$8,786.8	$8,493.1	$8,201.5	$7,444.5	$7,009.3
937.3	848.6	740.4	635.0	172.0[3]	580.2[4]	189.9[5]
1.57	1.40	1.22	1.05	.26[3]	.96[4]	.27[5]
1.47	1.30	1.13	.98	.25[3]	.89[4]	.26[5]
340.2	330.3	319.9	316.3	300.3	235.1	209.6
1.0	1.1	1.1	1.2	1.3	1.4	1.5
2,551.1	2,589.2	2,441.0	2,428.9	2,155.2	1,988.1	1,766.3
372.8	389.6	478.5	459.0	431.8	400.8	364.3
7,423.1	7,685.2	7,538.7	7,901.5	7,642.3	6,142.4	5,761.2
2,243.3	2,300.6	2,340.3	2,786.8	2,992.0	1,751.5	1,532.4
1,833.7	2,085.6	2,178.6	2,034.1	1,679.8	1,822.9	1,875.0
3.14	3.53	3.65	3.42	2.84	3.12	3.10
.59	.55	.53	.47	.44	.39	.34
65.00	46.44	36.75	23.06	17.56	15.84	15.59
578.9	585.4	590.8	588.6	583.4	577.6	597.0
44,600	45,800	46,800	45,500	46,600	44,100	40,300
37,200	38,300	37,800	37,900	38,400	32,800	28,000

(1) All share and per share amounts have been restated to reflect the 1999 and 1997 two-for-one stock splits.

(2) Net sales amounts for 2001 and prior have been revised to reflect the reclassification of certain sales incentives and promotional expenses from selling, general and administrative expenses to a reduction of net sales and cost of sales in accordance with new accounting standards.

(3) Net income and earnings per share in 1995 include a net provision for restructured operations of $369.2. (Excluding this charge, earnings per share would have been $.89, basic and $.84, diluted.)

(4) Net income and earnings per share in 1994 include a one-time charge of $5.2 for the sale of a non-core business, Princess House.

(5) Net income and earnings per share in 1993 include a one-time impact of adopting new mandated accounting standards, effective in the first quarter of 1993, of $358.2. (Excluding this charge, earnings per share would have been $.84, basic and $.79, diluted.)

Oral Health Month Increasing Consumption Worldwide

Colgate is a global leader in working with local groups around the world to organize a national Oral Health Month. Focused on consumers of all ages, this comprehensive oral health initiative began in 1998 in Poland and has now been adopted in more than 50 countries. A variety of programs including consumer promotions, free dental checkups and in-school oral hygiene instruction are driving increased consumption while further expanding Colgate's partnership with the dental profession.


55 countries
10 countries
1998
2003

Glossary of Terms

- **Corporate governance:** the practices, principles and values that guide our Company and its business every day, at all levels of the organization.
- **eTeamRoom:** a centralized, virtual workplace on Colgate's intranet, ourColgate.com, where Colgate teams and departments can coordinate people, tasks, project plans, documents and calendars all in one location.
- **Market share:** the percentage of a category or segment's retail sales obtained by one brand or company. In this report, market shares are based on value share data provided primarily by ACNielsen. Global or regional shares are a weighted average of markets where Colgate competes and purchases third-party syndicated data.
- **Retail trade:** the stores that sell our products directly to consumers. These stores vary in size from small, local, privately run outlets to large super centers that are part of national chains.
- **Return on capital (ROC):** ratio that measures how effectively the Company is utilizing its capital invested in the business. ROC is calculated as net income excluding aftertax interest expense, divided by average capital. Capital consists of total debt and total shareholders' equity.
- **SAP:** computer software that links all business processes into one integrated system that can be viewed in real time by everyone connected to it. This facilitates efficiencies and smooth running of the business. SAP is a trademark of SAP Aktiengesellschaft.
- **Unit volume growth:** growth in product units sold, weighted to reflect price per unit.

Your Board of Directors

Colgate's commitment to good governance begins with an independent, experienced and diverse Board of Directors that focuses on key business priorities and leadership development. To learn more about Colgate's Corporate Governance Commitment, see page 5 of this report.



Reuben Mark
Chairman of the Board and Chief Executive Officer of Colgate-Palmolive Company. Mr. Mark joined Colgate in 1963 and held a series of significant positions in the United States and abroad before being elected CEO in 1984. Elected director in 1983. Age 65



Jill K. Conway
Visiting Scholar, Program in Science, Technology and Society at Massachusetts Institute of Technology since 1985. Mrs. Conway was President of Smith College from 1975 to 1985. Elected director in 1984. Age 69

Ronald E. Ferguson
Consultant to General Re Corporation since 2002. Mr. Ferguson joined General Re in 1969, serving as Chairman from 1987 until 2002, and Chief Executive Officer from 1987 to 2001. Elected director in 1987. Age 62



Carlos M. Gutierrez
Chairman of the Board and Chief Executive Officer of Kellogg Company since April 2000. Mr. Gutierrez also was President of Kellogg from 1998 to 2003. Mr. Gutierrez joined Kellogg de Mexico in 1975 and held numerous important positions in the United States and abroad, being appointed President and Chief Operating Officer in 1998. Mr. Gutierrez became a Director, and President and Chief Executive Officer in 1999. Elected director in 2002. Age 50





Ellen M. Hancock
Former Chairman and Chief Executive Officer of Exodus Communications, Inc. from 1998 to 2001. Mrs. Hancock previously was Executive Vice President of Research and Development and Chief Technology Officer at Apple Computer Inc., Executive Vice President and Chief Operating Officer at National Semiconductor, and Senior Vice President at IBM. Elected director in 1988. Age 60



David W. Johnson
Chairman Emeritus of Campbell Soup Company. Mr. Johnson previously was Campbell Chairman from 1993 to 1999 and President and Chief Executive Officer from 1990 to 1997 and March 2000 to January 2001. From 1987 to 1989, he served as Chairman and Chief Executive Officer of Gerber Products Company. Elected director in 1991. Age 71

Richard J. Kogan
Former President and Chief Executive Officer of Schering-Plough Corporation from 1996 to 2003. Mr. Kogan was also Chairman of Schering-Plough Corporation from 1998 to 2002. Mr. Kogan joined Schering-Plough as Executive Vice President, Pharmaceutical Operations in 1982 and became President and Chief Operating Officer of that company in 1986. Elected director in 1996. Age 62



Delano E. Lewis
Former U.S. Ambassador to South Africa from December 1999 to July 2001. Mr. Lewis served as the Chief Executive Officer and President of National Public Radio from 1994 to 1998, and President and Chief Executive Officer of Chesapeake & Potomac Telephone Company from 1988 to 1993, having joined that company in 1973. Director from 1991 to 1999 and since 2001. Age 65





Welcome, Elizabeth A. Monrad
Executive Vice President and Chief Financial Officer of TIAA-CREF since July 2003. Previously, Ms. Monrad was the Chief Financial Officer of General Re Corporation and a member of its Board of Directors and Executive Committee. Prior to joining General Re in 1992, Ms. Monrad was an audit partner with Coopers & Lybrand in Boston. Elected director in 2004. Age 49



Howard B. Wentz, Jr., Retiring
Mr. Wentz, former chairman of Tambrands, Inc., ESSTAR Incorporated and Amstar Company, is retiring from the Colgate Board of Directors, effective May 7, 2004. He joined the Colgate Board in 1982 and has made significant contributions to the success of the Company, in particular through his leadership as the Chair of the Finance Committee. We sincerely thank Mr. Wentz for over two decades of distinguished service to Colgate and extend our best wishes for his retirement. Age 74

Audit Committee: Ronald E. Ferguson, Chair, Jill K. Conway, Carlos M. Gutierrez, Ellen M. Hancock, Howard B. Wentz, Jr.
Nominating and Corporate Governance Committee: David W. Johnson, Chair, Jill K. Conway, Delano E. Lewis, Howard B. Wentz, Jr.
Finance Committee: Howard B. Wentz, Jr., Chair, Ronald E. Ferguson, Carlos M. Gutierrez, Ellen M. Hancock, Richard J. Kogan, Reuben Mark
Personnel and Organization Committee: Jill K. Conway, Chair, Ronald E. Ferguson, Carlos M. Gutierrez, David W. Johnson, Richard J. Kogan, Delano E. Lewis

Your Management Team

*Reuben Mark, 65
Chairman of the Board and Chief Executive Officer

See biographical information, left.

*William S. Shanahan, 63
President

Mr. Shanahan joined Colgate in 1965. He held a series of important positions in the United States and overseas, and became General Manager for Colgate's subsidiary in Brazil in 1972. In 1980 he was promoted to Vice President-General Manager for the Western Hemisphere and later became Group Vice President for Europe/Africa, Colgate-U.S., Canada, South Africa, Australia and New Zealand. He was elected Chief Operating Officer in 1989 and President in 1992.

*Lois D. Juliber, 55
Chief Operating Officer

Ms. Juliber is responsible for Colgate-Latin America and for the Company's growth functions: Global Business Development, R&D, Manufacturing and Information Technology, Corporate Development and Strategic Planning. She joined Colgate in 1988 from General Foods, where she was a Vice President. Appointed to her current position in 2002, she was previously President, Far East/Canada; Chief Technological Officer; President, Colgate-North America; Executive Vice President, North America and Europe; and COO responsible for international operations.

*Javier G. Teruel, 53
Executive Vice President

Mr. Teruel is responsible for Asia and South Pacific, Central Europe and Russia, Africa/Middle East and Hill's Pet Nutrition divisions. After joining Colgate in Mexico in 1971, he advanced through marketing and management positions in Latin America, becoming President of Colgate-Mexico. He was appointed to his current position in 2002, having recently held the positions of Chief Growth Officer, responsible for all of Colgate's growth functions, and President of Colgate-Europe.

*Ian M. Cook, 51
Executive Vice President

Mr. Cook is responsible for Europe, United States, Canada, Puerto Rico, Caricom and Colgate Oral Pharmaceuticals. Mr. Cook joined Colgate in the United Kingdom in 1976 and progressed through marketing and management positions in the United States, Philippines, Dominican Republic and Nordic Group. Appointed to his current position in 2002, he had most recently been Executive Vice President and President, Colgate-North America and Colgate Oral Pharmaceuticals, and President, Colgate-North America.

*Michael J. Tangney, 59
Executive Vice President and President, Colgate-Latin America

Mr. Tangney joined Colgate in 1971 and held various U.S. and international management positions in Latin America and Europe. He was appointed to his current position in 2000, having most recently been President of Colgate-Latin America and President of Colgate-Mexico.

*Stephen C. Patrick, 54
Chief Financial Officer

Joined Colgate in 1982 after having been a Manager at Price Waterhouse. Before being named CFO in 1996, Mr. Patrick held a series of key financial positions, including Vice President and Corporate Controller and Vice President-Finance for Colgate-Latin America.

*Andrew D. Hendry, 56
Senior Vice President, General Counsel and Secretary

Joined Colgate in 1991 from Unisys, where he was Vice President and General Counsel. A graduate of Georgetown University and NYU Law School, Mr. Hendry has also been a corporate attorney at a New York law firm and at Reynolds Metals Company (now part of Alcoa, Inc.).

Esmond Alleyne
VP, Global Information Technology

*Steven R. Belasco
VP, Taxation and Real Estate

David P. Bencze
VP, Colgate-North America

Andrea Bernard
VP, Associate General Counsel, Marketing

*Philip A. Berry
VP, Global Workplace Initiatives

Mauricio Boscan
VP, Division General Counsel-Latin America

John H. Bourne
VP, Colgate-North America

Peter Brons-Poulsen
VP and GM, Nordic Group

Johannes C. Brouwer
VP & GM, Germanic Group

Don Buchner
VP, Hill's Pet Nutrition

Stuart D. Burkhead
VP, Hill's Pet Nutrition

Nigel B. Burton
VP, Global Oral Care

Marsha Butler
VP, Global Professional Relations and Marketing

Antonio Campos-Neto
VP & GM, Philippines

Antonio Caro
VP, Worldwide Sales

Jay Cassidy
VP, Audit

Peter C. Chase
VP, Marketing, Colgate-US

Stephen J. Conboy
VP, Finance, Africa/Middle East Division

Michael A. Corbo
VP, Colgate-Latin America

Graeme D. Dalziel
VP & GM, South Asia Region

S. Peter Dam
President, Colgate-Brazil

Edward C. Davis
VP, Budget and Planning

Alec de Guillenchmidt
VP, Colgate-Europe

Robert W. Dietz
VP, Colgate-Europe

Hector I. Erezuma
VP, International Taxes

Guillermo M. Fernandez
President & GM, Mexico

James S. Figura
VP, Colgate-U.S.

*Edward J. Filusch
VP & Corporate Treasurer

Stephen J. Fogarty
VP, Global Oral Care

Chester P.W. Fong
VP & GM, Greater China

Renee Franklin
VP, Human Resources, Africa/Middle East Division

Robert E. Frazier
VP, Manufacturing & Product Supply Chain, Colgate-Asia Pacific

Abdul Gaffar
VP, Growth Technology Development

*Fabian Garcia
President, Colgate-Asia Pacific

Jill Garrity
VP, Colgate Oral Pharmaceuticals

Peggy Gerichter
VP & GM, Central American Region

Nina D. Gillman
VP, Senior Associate General Counsel and Corporate Assistant Secretary

Walter H. Golembeski
VP, Product Supply Chain

Stefan S. Gorkin
VP, Global Labor Relations

Peter Graylin
VP, Division General Counsel-Asia Pacific

Tom Greene
VP, Global Information Technology, Americas

David R. Groener
VP, Global Product Supply Chain

Karen Guerra
VP & GM, France

John Guiney
VP, Colgate-Asia Pacific

Luis Gutierrez
VP & GM, Colombia

Jack J. Haber
VP, e-Business

Tarek S. Hallaba
President, Global Personal Care

Suzan F. Harrison
VP, Colgate-U.S.

Roland Heincke
VP, Colgate-Europe

*Dennis J. Hickey
VP, Corporate Controller, e-Business

Sheila A. Hopkins
VP, Palmolive Equity, Global Business Development

Al Horning
VP, Hill's Pet Nutrition

Stuart A. Hulke
VP, Technology

*John J. Huston
VP, Office of the Chairman

Henning Jakobsen
VP & GM, South Africa

N. Jay Jayaraman
VP, Global Oral Care

Scott W. Jeffery, Jr.
President, Central Europe and Russia Division

Malcolm Jones
VP, Colgate-U.S.

*Robert J. Joy
Sr. VP, Global Human Resources

Jules P. Kaufman
VP, Associate General Counsel-Europe

Patrick A. Keefe
VP, Global Security

Robert G. Kirkpatrick
VP, Global Media

Joy D. Klemencic
VP, Hill's Pet Nutrition

Donald R. Klock
VP, Global Materials, Logistics & Sourcing

Betty M. Kong
VP, Quality

Yoshio Koshimura
VP, Hill's-Asia Pacific

Andrea Lagioia
VP & GM, CP-Turkey and Central Asia

Leo Laitem
VP, Home Care, R&D

Steve LaMonte
VP & GM, Personal Care, Colgate-U.S.

Cheryl Lobell
VP, Colgate-Asia Pacific

Daniel B. Marsili
VP, Colgate-North America

*Ronald T. Martin
VP, Global Business Practices and Public Affairs

Steven G. Marton
President & COO Hill's Pet Nutrition

Seamus E. McBride
President, Colgate-U.S.

Donna B. McNamara
VP, Human Resources

Beth McQuillan
VP, Global Marketing Counsel, Personal Care

Richard Mener
President, Africa/Middle East Division

*Franck J. Moison
President, Colgate-Europe

Francis A. Morelli
VP, Global Information Technology

Steven K. Morse
VP, Hill's Pet Nutrition

Josue M. Muñoz
VP, Colgate-Latin America

Graeme B. Murray
VP & GM, Canada

James A. Napolitano
VP, Colgate-U.S.

Jean-Marc Navez
VP, Colgate-Asia Pacific

Rosemary Nelson
VP, Colgate-U.S.

Talulla R. Newsome
VP, Finance & Operations, Global Growth Group

Debra Nichols
VP, Hill's Pet Nutrition

Paul T. Parker
VP, Human Resources

Randy Partee
VP, Hill's U.S.

Chris E. Pedersen
VP & GM, CP-United Kingdom

Robert C. Pierce
VP, Research & Development, Personal Care

Hans L. Pohlschroeder
VP, Treasury

Ricardo Ramos
VP & GM, Greece

Grace E. Richardson
VP, Consumer Affairs

Jill H. Rothman
VP, Human Resources

Louis Ruggiere
VP & GM, Wal-Mart

Peter Q. Ryan
VP, Home Care, CP-US

Reuven M. Sacher
VP, Research & Development, Oral Care

Jeff Salguero
VP, Advertising Production

Derrick E.M. Samuel
VP & GM, South Pacific Region

Raffy L. Santos
VP, Hawley & Hazel Taiwan

Lim Kim Seng
VP & GM, China

Scott Sherwood
VP & GM, CP-Portugal

Phil Shotts
VP, Assistant Corporate Controller

James H. Shoultz
VP & GM, Venezuela

Barry N. Simpson
VP, Colgate-Asia Pacific

P. Justin Skala
President, Hill's International

Michael Sload
VP, Colgate-Latin America

Coleen Smith
VP, Human Resources

Leonard D. Smith
VP, Global Supply Chain

P. Dorset Sutton
VP & GM, Southeast Asia Region

*Bina H. Thompson
VP, Investor Relations

Neil Thompson
VP & GM, Hill's Europe

Scott E. Thompson
VP, Legal & Associate General Counsel

Kathleen A. Thornhill
VP, Global Consumer and Market Knowledge

Heiko Tietke
EVP, Colgate-Europe

*Edmund D. Toben
Chief Information Officer

Panagiotis Tsourapas
VP, Colgate-Europe

Joseph A. Uzzolina
VP, Africa/Middle East Division

Daniel A. Vettoretti
VP & GM, Italy

J. Nicholas Vinke
President, Colgate Oral Pharmaceuticals

Anthony R. Volpe
VP, Research & Development

Noel R. Wallace
VP, Global Toothbrush Division

Katherine S. Weida
VP, Human Resources, Global Legal/Global Sales

*Robert C. Wheeler
Chief Executive Officer Hill's Pet Nutrition

Richard J. Wienckowski
VP, Hill's Pet Nutrition

David K. Wilcox
VP, Product Safety, Regulatory and Information

Francis M. Williamson
VP, Colgate-Latin America

Paul A. Witmond
VP & GM, CP-Malaysia

Gregory P. Woodson
President, Global Home Care

Julie A. Zerbe
VP, Corporate Communications

John E. Zoog
VP, Human Resources

*Corporate Officer

COLGATE-PALMOLIVE COMPANY

300 Park Avenue New York, NY 10022-7499



Shareholder Information

Corporate Offices
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022-7499
(212) 310-2000

Annual Meeting
Colgate shareholders are invited to attend our annual meeting. It will be on Friday, May 7, 2004 at 10:00 a.m. in the Broadway Ballroom of the Marriott Marquis Hotel, Sixth Floor, Broadway at 45th Street, New York, NY. Even if you plan to attend the meeting, please vote by proxy. You may do so by using the telephone, the Internet or your proxy card.

Stock Exchanges
The common stock of Colgate-Palmolive Company is listed and traded on The New York Stock Exchange under the symbol CL and on other world exchanges including Frankfurt, London, Zurich and Euronext.

CL Listed NYSE

All Financial Information, such as financial results, dividend news and SEC filings, is available on Colgate's Internet site: www.colgate.com.

Colgate also offers earnings information, dividend news and other corporate announcements toll-free at 1-800-850-2654. The information can be read to the caller and can also be received by mail or fax.

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of shareholder services, including change of address, transfer of stock to another person, questions about dividend checks and Colgate's Dividend Reinvestment Plan:
EquiServe Trust Company, N.A.
Attn: Colgate-Palmolive Company
P.O. Box 43069, Providence, RI 02940-3069
TOLL-FREE: 1-800-756-8700 or 781-575-2724
E-mail: equiserve@equiserve.com
Internet address: www.equiserve.com
Hearing Impaired: TDD: 1-800-952-9245

Dividend Reinvestment Plan
Colgate offers an automatic Dividend Reinvestment Plan (the Plan) for common shareholders and a voluntary cash feature. Any brokers' commissions or service charges for stock purchases under the Plan are paid by Colgate-Palmolive. Shareholders can sign up for this Plan by contacting our transfer agent, listed above.

Independent Public Accountants
PricewaterhouseCoopers LLP

Communications to the Board of Directors
Shareholders and other interested parties are encouraged to communicate directly with the Company's independent directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the General Counsel, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, NY 10022-7499. Under procedures established by the independent directors, each letter and e-mail sent in accordance with the above instructions will be automatically sent to all of the independent directors and copies will be provided to the General Counsel and the Office of the Chairman. Shareholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address or at their e-mail addresses included in Colgate's 2004 Proxy Statement and accessible through the "Contact Us" page of Colgate's Internet site at www.colgate.com.

Investor Relations/Reports
Copies of annual reports, press releases, company brochures, Form 10-K and other publications are available without charge from the Investor Relations Department:
- by mail directed to the corporate address
- by e-mail, investor_relations@colpal.com
- by calling 1-800-850-2654 or by calling Investor Relations at (212) 310-2575

Individual investors with other requests:
- please write Investor Relations at the corporate address or
- call (212) 310-2575

Institutional investors:
- call Bina Thompson at (212) 310-3072

Other Reports
You can obtain a copy of Colgate's Environmental Policy Statement, Code of Conduct, Advertising Placement Policy Statement, Product Safety Research Policy or our 2003 Report of Laboratory Research with Animals by writing to Consumer Affairs at Colgate-Palmolive Company, 300 Park Avenue, New York, NY 10022-7499, or you may call toll-free at 1-800-468-6502.

NEW REPORT
Colgate: Respecting The World Around Us — Living Our Values For Sustainability
Colgate's success is founded on the Company's core values of Caring, Global Teamwork and Continuous Improvement. Evident in all aspects of our business, these values are the driving force behind everything we do. Given their critical importance, our values are the logical focus of a new report outlining Colgate's social, environmental and economic performance and our enduring respect for people and the world around us. In this new report, "Colgate: Respecting The World Around Us — Living Our Values For Sustainability," we share expanded information about the nature of our business operations, our commitment to people and their development, and our support for the communities in which we live and work.

This first summary report addressing sustainability concerns shows how Colgate people strive to simultaneously achieve business success and contribute to the global community. Colgate's commitment to its values includes consistent and long-standing policies, programs and processes around the world, and creates a strong global culture based on integrity. As we expand our global data collection regarding social and environmental performance and other sustainability indicators, future reports will update these areas and show how our values make a difference to our business, people, communities and the world around us. This report about our sustainable development initiatives is available on Colgate's Internet site at www.colgate.com. To request a printed copy please write to Consumer Affairs at Colgate-Palmolive Company, 300 Park Avenue, New York, NY 10022-7499, or you may call toll-free at 1-800-468-6502.

Printed entirely on recycled paper.

Design by Robert Webster Inc. (RWI), www.rwidesign.com
Printing by Quebecor World Acme.
Major photography by Richard Alcorn.
Other photos by Tom Ferraro.
Typography by Grid Typographic Services, Inc.